UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 20-F

        (Mark One)

|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended ________________________________________________

OR

|_| TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _________________________ to ______________

Commission file number:_________________________________________________________

                                 MICROFORUM INC.
--------------------------------------------------------------------------------
(Exact name of Registrant as specified in its charter)

--------------------------------------------------------------------------------
(Translation of Registrant's name into English)

                                 Ontario, Canada
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(Jurisdiction of incorporation or organization)

              6050 Tomken Road, Mississauga, Ontario L5T 1X8 Canada
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(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered

                                      None
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Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  Common Shares
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                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
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      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            Common Shares: 33,860,105
--------------------------------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                     |_| Yes       |X| No

Indicate by check mark which financial statement item the registrant has elected
to follow.                                             |_| Item 17   |X| Item 18

                                 MICROFORUM INC.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Currency and Exchange Rate Information....................................     1
Financial Statement Presentation..........................................     1
Enforceability of Civil Liabilities.......................................     1
Forward Looking Statements................................................     2

PART I

Item 1     Description of Business........................................     2
Item 2     Description of Properties......................................    16
Item 3     Legal Proceedings..............................................    16
Item 4     Control of Registrant..........................................    16
Item 5     Nature of Trading Market.......................................    17
Item 6     Exchange Controls and Other Limitations Affecting Security
           Holders........................................................    17
Item 7     Taxation.......................................................    18
Item 8     Selected Financial Data........................................    23
Item 9     Management's Discussion and Analysis of Financial Condition and
           Results of Operations..........................................    24
Item 9A    Quantitative and Qualitative Disclosures About Market Risk.....    30
Item 10    Directors and Officers of Registrant...........................    31
Item 11    Compensation of Directors and Officers.........................    33
Item 12    Options to Purchase Securities from Registrant or Subsidiaries.    35
Item 13    Interest of Management in Certain Transactions.................    38

PART II

Item 14    Description of Securities to be Registered.....................    39

PART III

Item 15    Defaults upon Senior Securities................................    39
Item 16    Changes in Securities and Changes in Security for Registered
           Securities.....................................................    40

PART IV

Item 17    Financial Statements...........................................    41
Item 18    Financial Statements...........................................    41
Item 19    Financial Statements and Exhibits..............................    41

Index to Financial Statements.............................................   F-1
Signatures................................................................   S-1
Exhibit Index.............................................................   E-1

                       CURRENCY AND EXCHANGE INFORMATION

      Microforum Inc. ("Microforum" or the "Company") publishes its consolidated financial statements in Canadian dollars. In this registration statement, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to "US$" are to United States dollars.

      The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "US$ Noon Buying Rate"):

                                     Fiscal Year Ended February 28 or 29,
                              -------------------------------------------------
                               1995       1996       1997       1998      1999
                              ------     ------     ------     ------    ------
Low........................   1.3410     1.3455     1.3310     1.3633    1.4075
High.......................   1.4238     1.4074     1.3775     1.4637    1.5747
End........................   1.3937     1.3722     1.3670     1.4236    1.5090
Average....................   1.3782     1.3755     1.3607     1.3990    1.4955

      On August 12, 1999, the US$ Noon Buying Rate was US$1.00 = $1.4853.

                        FINANCIAL STATEMENT PRESENTATION

      Microforum's audited consolidated financial statements as at February 28, 1998 and 1999 and for the three fiscal years ended February 28, 1999, and related notes, together with the auditors' report thereon, are referred to herein as the "Consolidated Financial Statements" and are included elsewhere in this registration statement. The calendar year in which a fiscal year ends is designated as that fiscal year; for example, the fiscal year ended February 28, 1999 is referred to as "fiscal 1999". Microforum's Consolidated Financial Statements included in this Form 20-F have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

                       ENFORCEABILITY OF CIVIL LIABILITIES

      Microforum is an Ontario corporation. Most of the directors, controlling persons and officers of Microforum and certain of the experts named herein, are residents of Canada and all of the assets of Microforum are located in Canada. As a result, it may be difficult for investors to effect service of process within the United States upon such directors, controlling persons, officers and experts or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability under the federal securities laws of the United States. There is substantial doubt as to the enforceability in Canada against Microforum against any of its directors, controlling persons, officers or experts, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

                           FORWARD LOOKING STATEMENTS

      This Registration Statement includes forward-looking statements, regarding, among other items:

      o     acceptance of the Company's services in the marketplace
      o     the Company's marketing and sales plans
      o the Company's expectations about the market for its products and services
      o     the Company's future capital needs
      o     the acceptance of e-commerce as a viable commercial medium

      The Company has based these forward-looking statements largely on its expectations. Forward-looking statements are subject to risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from those anticipated as a result of the factors described in the "Risks Factors" section beginning on page 11, including, among others:

      o     uncertainty about e-commerce as a viable commercial medium
      o     uncertainty of market acceptance of the Company's services
      o the timing of future capital needs and inability to raise additional capital when needed
      o     the Company's ability to compete with others

      The Company does not undertake any obligation to publicly update or revise any forward-looking statements contained in this Registration Statement, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this Registration Statement might not transpire.

                                     PART I

ITEM 1 DESCRIPTION OF BUSINESS.

      Microforum is an integrated Internet applications and marketing communications company providing a broad range of e-commerce, creative and database marketing and advertising solutions. Our products and services include e-commerce and related financial and other software development, Web design, leading-edge animation, video and digital design, strategic marketing, direct marketing, advertising, public relations, contest and incentive programs, special event management, distribution and fulfillment services and database development and management. Our customers include Ford Motor Company of Canada, Ford Motor Company (U.S.), National Leasing Group, National Bank of Canada, Business Depot (aka Staples), Sony Music of Canada, StorageTek, Rapp Colins, a division of Omnicom, Cadbury Schweppes, Canon, Newcourt Capital, CasinoRama, Federated Financial Reserve Corporation, Petopia.com and Canadian Black Book.

      Microforum was incorporated on February 27, 1987 in Ontario. Our material subsidiaries consist of Internet Frontier Inc. ("iFront"), PPL Marketing Services Inc. ("PPL"), Marshall Fenn Communications Inc. ("Marshall Fenn") and Poste Haste Systems Inc. ("Poste Haste"), each of which is incorporated in Ontario and is wholly-owned by us. Our head office is located at 6050 Tomken Road, Mississauga, Ontario L5T 1X8. Our Internet address is www.microforum.com.

Strategic Overview

      Microforum began operations in 1987 as a developer of consumer software. In the third quarter of fiscal 1998, we began to re-position ourselves as an integrated Internet applications and marketing communications company. iFront, a Microsoft Certified Solution Provider Partner, provides customers with a full suite of proprietary applications that allow the rapid development of plug-n-play e-commerce solutions. In April 1998, Microforum acquired PPL, Marshall Fenn and Poste Haste (collectively, the "PPL Companies") adding integrated marketing companies that provides complete turnkey marketing communications solutions to its customers. In March 1999, Microforum acquired Software Guaranty Inc. ("Software Guaranty"), which specializes in financial applications for the Internet, intranets and extranets. Software Guaranty was subsequently amalgamated with iFront on April 1, 1999. Our iFront Internet services complement the marketing services delivered by the PPL Companies to provide one-stop solutions for e-commerce and total marketing and communications needs.

      We intend to expand our sales and marketing activities in the United States in fiscal 2000 and to seek out additional opportunities for enhancing the competitive strength of our combined services. We also believe that there are significant opportunities to further market our e-commerce and other Internet solutions to the customers of the PPL Companies and of Software Guaranty. See also "-- Corporate Acquisitions and Reorganization."

                  ---------------------------------------------
                               Electronic Commerce

                  ---------------------------------------------
                                     Synergy

                            Marketing Communications
                  ---------------------------------------------

     ----------     -------------    -----------    -----------   -------------
      Creative       Advertising       Public          Direct       Packaging
      Services                        Relations      Marketing     Fulfillment
     ----------     -------------    -----------    -----------   -------------

Internet Frontier Inc.

      iFront creates high-quality e-commerce business solutions and Internet content through licensing and implementation of the iFrontECS(TM), its suite of proprietary applications, and is a Microsoft Certified Solutions Provider Partner. iFront's initial objective to create, host and maintain Internet sites for Microforum in addition to third parties, has evolved into the development of customized, plug-n-play e-commerce solutions for companies seeking an alternative global distribution channel for their products and services, and for those seeking two-way information exchange with their targeted audience. iFront also provides e-based financial applications solutions, including the proprietary CALMS(TM) on-line credit approval system, formerly offered by Software Guaranty.

Electronic Commerce

      The iFrontECS(TM) e-commerce suite of applications, provides a customizable, feature-rich e-commerce solution for corporations looking to create an alternative channel for global distribution of products and services. The iFrontECS(TM) is easily adaptable to any on-line store or business-to-business needs. Providing a secure, robust and proven e-commerce environment, the iFrontECS(TM), based on Microsoft Site Server Commerce Edition, has open modular architecture that provides a plug-n-play e-commerce solution for retail or distribution applications. iFrontECS(TM) provides on-line marketing and store management tools and provides brand name managers with up to the minute sales, demographic and marketing data.

      The iFrontECS(TM) solution has been chosen by Business Depot (aka Staples), Sony Music of Canada, Petopia.com (formerly Paw.Net) and StorageTek. The iFrontECS(TM) is applicable to virtually any retail product suitable for direct marketing, and we believe that its plug-n-play template positions us to be a leader in offering cost-effective solutions to retailers and corporate clients throughout the world.

      The iFrontECS(TM) has been market tested through the Company's own Softmania(TM) site, an on-line software store located on the web at www.softmania.com. Softmania is an on-going beta test site for the effectiveness of e-commerce in an on-line retail application and the enhanced features presented in the iFrontECS(TM).

      iFront intends to leverage its relationship with Microsoft through joint marketing efforts, which will include introductions to other Microsoft Certified Solution Provider Partners in the U.S. marketplace that offer complementary integration services. iFront regularly meets with Microsoft's team of developers to discuss e-commerce technologies in an effort to ensure that future development and enhancements to the iFrontECS(TM) will be compliant with the Microsoft Back Office and Commerce Server product line. In addition, as a result of its Microsoft Partner status, Microforum is a designated beta test site for several Microsoft products and technologies. In April 1999, iFront was selected as one of 25 Microsoft Certified Solution Providers across North America to participate in Microsoft's Commerce Partner Advisory Council, a prestigious industry strategy group whose mission is to develop protocols for digital commerce.

Web Site Development

      iFront creates dynamic and exciting Web pages for companies wanting to have a presence on the Internet. iFront has developed Web sites or portions thereof for Bell Canada, Canon Canada, Universal Canada and The Microsoft Network.

Sales and Marketing

      We expect our distribution channels for Internet e-commerce services and creative marketing services will develop around our expansion into the U.S. market. iFront sells directly to major accounts and is beginning to identify and recruit regional system integrators, value added resellers and consultants to license and sell the iFrontECS(TM). We are emphasizing the "branding" of the iFrontECS(TM) as a robust Internet and e-commerce service. Significant Internet-related marketing activities include:

      o     trade show participation;
      o     targeted public relations;
      o     targeted Internet advertising;
      o     targeted trade magazine advertising;
      o     association memberships; and

      o     partnership opportunities.

      The ability to provide Internet services business solutions to corporate clients provides a strong entree into most companies. In our experience, most significant North American companies have an Internet presence and are receptive to learning about Internet business processes and solutions that may positively impact their business prospects. We believe that we have developed the expertise and credibility to offer e-commerce solutions to such entities.

Software Guaranty

      Through the acquisition of Software Guaranty, a Microsoft Certified Solution Provider Partner that began operations in 1994, iFront now provides financial applications and related services for the Internet, intranets and extranets. The financial applications and related services include project management, process re-engineering, business analysis, systems analysis and design, coding, testing, hardware installation and configuration, and technical support services. iFront utilizes the Microsoft Solution Framework methodology for project management and solution development. Utilizing modeling techniques, the client can visualize the end result before development, avoiding unnecessary changes during or after development.

      Software Guaranty has concentrated its sales within North America although it has also successfully implemented systems in Australia. Software Guaranty has provided object oriented, Internet-based lending software to some of North America's largest financial and business services companies including Newcourt Credit Group, AT&T Capital Canada, National Bank of Canada and National Leasing Group.

      Software Guaranty has developed CALMS(TM) (Credit Adjudication Lending Measurement Systems), an integrated suite of products that originate and facilitate lending transactions over the Internet/extranet. The CALMS(TM) system provides connection online and in real-time to many of the major credit bureaus in North America, including Equifax (U.S. and Canada), Trans Union (U.S. and Canada), Dun & Bradstreet (U.S. and Canada) and Experian (U.S.), and enables equipment dealers, vendors, brokers and other indirect lenders to quickly perform credit check approval and documentation over the Internet/extranet. In most cases, the installation of CALMS(TM) requires customization in order to meet the customer specifications and user requirements.

      Software Guaranty has received numerous awards, including Microsoft's 1998 SIA Best Infrastructure Award, and was a worldwide finalist for Microsoft's Best Independent Solution and a finalist for the Best Structured Workflow Product.

The PPL Companies

PPL Marketing Services Inc.

      PPL Marketing Services Inc. is an integrated marketing company providing complete turnkey marketing and communications solutions. PPL primarily markets its solutions to the automotive industry and competes on the basis of creativity, innovation and quality. PPL has ISO 9001-94 certification and was one of the first Canadian marketing services company to achieve the Q1 quality operating standards established by Ford Motor Company of Canada ("Ford Canada").

      There is a continuing trend by major sophisticated marketers to out-source marketing services and Microforum believes PPL is well positioned to take advantage of these opportunities. The ability to execute either single elements or entire marketing programs positions PPL to build long-term relationships with a select client base. PPL's strengths include the development of strategic marketing plans, production of support materials, special event management, call center management, and contest and incentive programs.

      PPL services include:

      o     strategic marketing and planning;
      o     creative services - graphic design;
      o     production execution;
      o     point of sale support;
      o     direct response marketing;
      o     contest and incentives design and administration;
      o     special event management;
      o     corporate conference co-ordination;
      o     telemarketing - inbound and outbound call centers;
      o     warehousing - physical distribution and fulfillment; and
      o     on-line inventory management and distribution.

      PPL has developed an expertise in the automobile industry. PPL's largest account is Ford Canada. Pursuant to a Memorandum of Agreement dated May 1, 1997 between Ford and PPL (the "Ford Agreement"), PPL creates, designs and develops marketing projects assigned and authorized by Ford Canada. No minimum amount of services is guaranteed to PPL in connection with the Ford Agreement and the Ford Agreement is cancellable upon 120 days notice.

      PPL has developed a diverse range of services that have resulted in business opportunities outside the automotive market with organizations including Canada Trust, Cadbury Schweppes, Converse, Canon, Sharpe, StorageTek, Merisel, Robotic Technology Services, Johnson & Johnson, Pepsi Cola Canada and Rapp Colins, a division of Omnicom.

Marshall Fenn Communications Inc.

      Marshall Fenn is an integrated communications and full service advertising agency, including advertising, public relations, direct marketing and Internet/new media. We believe that a key strength of Marshall Fenn is its ability to combine these historically independent and distinct communications disciplines into cohesive marketing communications solutions for diverse clients. Where clients do not require an integrated solution, Marshall Fenn can provide a single communications discipline, such as advertising or public relations. Where a client already has an established relationship with a complementary agency, Marshall Fenn provides those disciplines that may be missing to create strong, effective and comprehensive communications solutions.

      Marshall Fenn has developed a vertical presence in the gaming industry. Marshall Fenn's largest account is with CasinoRama. Pursuant to an agency agreement dated April 17, 1999 between CasinoRama and Marshall Fenn (the "CasinoRama Agreement"), Marshall Fenn shall be engaged as the Agency of Record in a non-exclusive capacity for the provision of advertising services for a one year period commencing May 6, 1999. No minimum amount of services is guaranteed to Marshall Fenn in connection with the CasinoRama Agreement. Marshall Fenn shall receive compensation on a fee basis as set forth in a schedule to the CasinoRama Agreement.

      The advertising and public relations industry is based on professional consultancy. Sales are generated as a result of existing business relationships, referrals, cold calling, networking activities and advertising in trade publications. Much of its new business is generated through the cross-selling of services. Marshall Fenn focuses on promoting its expertise in specific industry sectors including high technology, sports and entertainment marketing and capitalizing on its reputation in the North American gaming industry as it is one of only two advertising agencies in the Province of Ontario to be licensed by the Ontario Gaming Commission to provide non-gambling services to Ontario.

      Marshall Fenn's clients include:

      o   CasinoRama                           o   Carnival Hotels & Casinos
      o   KPMG (National Marketing)            o   ESSO
      o   Greater Toronto Marketing Alliance   o   International Leisure Systems
      o   Star Data                            o   Players Island Casino

Poste Haste Systems Inc.

      Poste Haste provides clients with added control, innovation and security in direct mail marketing and enables Microforum to internalize variable imaging and lettershop capabilities. We believe that the sophistication of data manipulation and the sensitivity of the identities contained in the customer database has led existing PPL clients to find a level of comfort and security with our in-house ability to manage and convert their data. Current Poste Haste clients include Ford Canada, GS Systems Inc., Quebecor Inc., ManuLife, Bimm Communications and Rapp Colins, a division of Omnicom.

The range of services Poste Haste offers includes:

      o     database creation, management, data storage and retrieval;
      o     data entry and optical scanning;
      o     response management, processing, reporting and measurement;
      o     inventory management;
      o     high speed laser variable imaging;
      o     inkjet personalization;
      o     lettershop;
      o     custom package assembly and distribution; and
      o     warehousing and fulfillment.

Sales and Marketing Strategy

      The strategic entry into the U.S. marketplace is central to our marketing and sales. In order to create an awareness in the U.S. marketplace of our services, we have entered into a consulting arrangement with a senior marketing executive based in Atlanta, Georgia, who is familiar with our products and services and also the U.S. marketplace and distribution channels. We expect to have a competitive advantage in expanding our sales into the United States, while producing our services in Canada.

Competition

      The markets for our products and services are competitive and rapidly expanding. We have numerous competitors in each of our markets, many of whom compete with us in one or more of such markets. We believe that our ability to compete successfully depends primarily upon our broad range of Internet marketing, creative and database services and our ability to provide end-to-end marketing communications solutions. iFront's main competitors in Canada for its iFrontECS(TM) solution include

Cyberplex, Bratch Communications, Grey Interactive, Digital Rennaissance and IBM Global Services. Main competitors in Canada for iFront's CALMS(TM) application include System 1 and S.R. Research. PPL's main competitors in Canada include Barry Raynor & Associates Inc, Meritz Canada Inc. and, in the area of creative services, ICE Communications & Entertainment, Digital Rennaissance, McGill Multimedia, Sutjava.com and Tudhope Associates. Marshall Fenn's main competitors in Canada include Bradworks, Ginko Group and Communique. Poste Haste's main competitors in Canada include First Avenue and Bradford Direct. We are not aware of any Canadian competitor that has as broad an array of marketing communication and Internet commerce capabilities as we offer.

Employees

      As of July 31, 1999, Microforum had approximately 177 full time employees, 17 part-time employees and 27 consultants. Of the total personnel, approximately seven were in management; 16 were in finance and administration; 20 were in creative services and program design; 39 were in Internet development; 39 were in sales and marketing; 48 were in direct customer support; and 52 were in production or production support. We believe that human resources constitute our greatest asset and provide us with significant competitive advantages. We employ a number of highly skilled programmers, technicians and graphic artists, most of whom have received training and experience with larger companies in developing business applications and solutions.

Corporate Acquisitions and Reorganization

      Starting in the first quarter of fiscal 1998, Microforum began a series of acquisitions and dispositions in order to concentrate on our core competencies in the face of shrinking margins and escalating expenses related to the development of consumer software.

Acquisition of the PPL Companies

      On April 6, 1998, Microforum acquired, directly and indirectly, all the issued and outstanding common shares of each of the PPL Companies for an aggregate purchase price of $6.7 million, payable $502,500 in cash, $502,500 by means of a non-interest bearing promissory note with a six-month term secured by a pledge of the shares of PPL Marketing, and the balance payable by the issuance of 1,627,143 common shares. In January 1999, $250,000 of the note was converted into 339,674 common shares at a conversion price of approximately $0.736 per share and the maturity date with respect to the balance of the note was extended to March 31, 2000. See also Note 4 to the Consolidated Financial Statements.

Acquisition of Software Guaranty Inc.

      On March 9, 1999, Microforum acquired all of the issued and outstanding shares of Software Guaranty from its shareholders for $2,250,000 in each and the issuance of 674,207 common shares at an ascribed value of $1.82 per share, representing the average closing price for the 20 trading days preceding the acquisition plus a premium of 30%. Microforum used a portion of the $3,325,500 gross proceeds of the special warrant financing completed on March 8, 1999 to fund the cash component of the purchase price. See "March 1999 Special Warrant Financing". The 674,207 common shares issued in connection with the Software Guaranty transaction are subject to, in certain cases, contractual or statutory hold periods that restrict these securities from being traded until March 9, 2000. The principal shareholder also entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement. As part of the terms of the Software Guaranty transaction, the principal shareholder agreed to deposit 317,083 common shares into escrow with Montreal Trust Company of Canada ("Montreal Trust"), as escrow agent, for a period of one year to satisfy any breach of the representations and warranties contained in the acquisition agreement.

March 1999 Special Warrant Financing

      On March 8, 1999, Microforum issued by way of private placement an aggregate of 2,891,739 special warrants at a price of $1.15 per special warrant to purchasers resident in the Province of Ontario for gross proceeds of $3,325,500. An aggregate fee of $232,785 was paid to the placement agents for payment of their commission and out-of-pocket expenses. As additional consideration for services rendered, the placement agents were granted non-assignable warrants (the "March 1999 Compensation Warrants") to acquire for no additional consideration, compensation options to purchase an aggregate of 202,422 common shares at an exercise price of $1.38 per common share at any time on or before March 8, 2001. As of the date hereof, all of the March 1999 Compensation Warrants and 142,293 of the compensation options have been exercised.

May 1999 Special Warrant Financing

      On May 10, 1999, Microforum issued by way of a "bought deal" private placement an aggregate of 3,100,000 special units at a price of $6.50 per special unit to purchasers resident in the provinces of Ontario, British Columbia and Alberta and resident in the United States for gross proceeds of $20,150,000. An aggregate fee of $1,460,875 was paid to the underwriters for payment of their commission and out-of-pocket expenses. Each special unit entitles the holder upon exercise to receive one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to subscribe for one common share at an exercise price of $10.00 at any time on or before 5:00 p.m. (Toronto time) on September 10, 2000. As additional consideration for services rendered, the underwriters were granted non-assignable warrants (the "May 1999 Compensation Warrants") to acquire for no additional consideration, compensation options to purchase an aggregate of 310,000 special units at an exercise price of $6.50 per special unit, exercisable into 310,000 common shares and 155,000 common share purchase warrants until 5:00 p.m. (Toronto time) on November 10, 2000. Each underwriter's common share purchase warrant entitles the holder to subscribe for one common share at an exercise price of $10.00 until 5:00 p.m. (Toronto time) on September 10, 2000. A final receipt qualifying the distribution of the common shares and common share purchase warrants was issued by the securities regulatory authorities in the provinces of Ontario, British Columbia and Alberta on June 30, 1999. As of the date hereof, all of the May 1999 Compensation Warrants have been exercised and all of the compensation options remain unexercised.

Joint Venture -- eFINCOM.com

      On May 11, 1999, Microforum entered into a letter of intent to establish a joint venture with SIBN Inc. ("SIBN"), a wholly-owned subsidiary of the National Bank of Canada, to create a universal e-commerce platform for financial services that will provide online approval for credit, insurance and leasing transactions. The creation of the joint venture, to be called e-FINCOM.com Inc. ("eFINCOM.com"), is subject to finalization of definitive documentation, board of director and regulatory approvals.

      Microforum will own 49% and SIBN will own 51% of e-FINCOM.com, which is subject to change as the joint venture is structured to provide for equity participation should other financial institutions join the platform. To date, Tim Dealer Services Inc. and Canadian Black Book have agreed to participate.

      The e-FINCOM.com platform provides financial services intermediaries with the ability to process online transactions with multiple financial institutions from one site on the Internet. The initial introduction of this platform will focus on the automotive credit approval market and will be expanded to other intermediary services including leasing, insurance and deposits. This universal platform will utilize iFront's CALMS(TM) solution.

Strategic Partnership - Quartet Service Corporation

      On July 26, 1999, Microforum entered into a strategic partnership with Quartet Service Corporation ("Quartet"), a leader in providing integrated telecommunication and information technology to services businesses located in commercial office buildings. In connection with this partnership, Microforum purchased 100,000 common shares of Quartet (the "Quartet Shares"), which amounts to approximately 3% of the issued and outstanding shares of Quartet. Microforum purchased the Quartet Shares for an aggregate purchase price of $300,000 and the issuance of 100,000 options, exercisable, for no additional consideration, into 100,000 warrants to purchase common shares of Microforum. Each warrant is exercisable by Quartet into one Microforum share at an exercise price of $8.05 at any time on or before July 6, 2001. As a result of this strategic investment, iFront will develop and maintain Quartet's e-commerce solutions including the integration of content for its real estate clients across North America.

Acquisition of Q-Inter

      On August 4, 1999, Microforum entered into a Share Purchase Agreement with Dawson Lane and Lynda Tardif-Lane (collectively, the "Sellers"), pursuant to which Microforum acquired all of the issued and outstanding shares of Q-Inter Applications Inc. ("Q-Inter"), an enterprise software systems integration and industry specific solution provider. Microforum paid the Sellers an aggregate purchase price of $1,350,000, consisting of $750,000 cash and 86,153 shares of Microforum's common stock at an ascribed value of $6.50 per share. These shares will be subject to a regulatory hold period of twelve months from the date of issuance. All of the 86,153 shares being issued to the principals of Q-Inter are held in escrow by Montreal Trust Company of Canada in support of the representations and warranties provided by the Sellers of Q-Inter.

      Founded in 1990 and based in Markham, Canada, Q-Inter is a Microsoft Certified Solution Provider Partner which provides full life cycle, systems implementation services to a wide range of industries. Q-Inter offers its clients a broad range of business solution development and support services, from advising clients on strategic technology plans to developing and implementing appropriate information technology application solutions based on an assessment of each client's needs. Services include strategic planning and consulting services, project management, ERP implementation and integration, software development and maintenance, Internet/Intranet solutions and technology support services. Geographically, Q-Inter has concentrated its sales within North America although it has also successfully implemented systems in Europe and the Pacific Rim. Q-Inter's web site is located at www.qinter.com.

      Microforum intends to amalgamate Q-Inter with its wholly-owned subsidiary, Internet Frontier, Inc., as iFront's Professional Services Division, playing a key role in the definition, management and deployment of iFront's electronic commerce solutions.

Divestitures and Discontinued Operations

      Microforum has closed or disposed of the following businesses: (1) wholesale distribution of hardware equipment, completed during fiscal 1998; (2) internal development of software products, effective as of June 30, 1997; and
(3) all software publishing activities, announced in May 1998. See Note 3 to the Consolidated Financial Statements.

      In addition, in August 1997, Microforum sold its interest in Microforum Italia s.r.1. ("Italia"), its software publication division located in Italy, to Microforum's founding shareholders. Under the terms of the agreement, the purchasers agreed to tender to Microforum 200,000 common shares, at an ascribed value of $1.00 per common share, over a two year period expiring no later than September 1999. Price adjustment provisions apply in the event the purchasers substitute cash in lieu of common shares at the prescribed installment dates.

      In January 1999, Microforum sold the assets associated with Gamesmania, an electronic Internet magazine reviewing computer games, to CryptoLogic Inc., a Toronto Stock Exchange-listed Internet gaming company, for approximately $413,000, of which approximately $375,000 was paid at closing and the balance of approximately $38,000 was paid on April 6, 1999.

Risk Factors

        An investment in Microforum is subject to a number of risk factors, including those risk factors set forth elsewhere herein and those factors listed below:

We have a history of losses and may need additional financing.

      Microforum has had net losses and losses from continuing operations in each of the last three fiscal years. In the future, we may not generate sufficient sales to pay all our operating or other expenses. If we fail to generate sufficient cash from operations to pay these expenses, management will need to identify other sources of funds. We may not be able to borrow money or issue more shares to meet our cash needs. Even if we can complete such transactions, they may not be on terms that are favorable or reasonable from our perspective. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete description of our historical results of operations, financial condition and liquidity.

Our recent acquisitions have created financial and other challenges, which, if not resolved, could have an adverse effect on our business.

      Microforum completed significant acquisitions in April 1998 and March 1999 that have refocused our business. Integrating these acquisitions presents financial, operational and managerial challenges. To the extent management must devote significant time and attention to the integration of our operations, technology and personnel, our ability to service current clients and win new clients may suffer.

We may be unable to implement our acquisition growth strategy, which could have an adverse effect on our business and competitive position in our markets.

      A key element of our business strategy is to acquire companies and take advantage of other growth opportunities that will complement and expand our operations on acceptable terms. These opportunities may also require more rapid expansion or acquisitions of complementary businesses or technologies, the development of new products and other responses to competitive pressures. We may not be able to identify or complete future acquisitions or realize the anticipated results of future acquisitions. Some of the risks that we may encounter in implementing our acquisition growth strategy include:

      o expenses and difficulties in identifying potential targets and the costs associated with incomplete acquisitions;
      o expenses, delays and difficulties of integrating the acquired company into our existing organization;
      o     diversion of management's attention;
      o     expenses of amortizing the acquired company's intangible assets;
      o impact on our financial condition due to the timing of the acquisition; and

      o expense of any undisclosed or potential legal liabilities of the acquired company.

In addition, financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of strategic opportunities, develop new products and services or otherwise respond to competitive pressures. If realized, any of these risks could have a material adverse effect on our business, results of operations and financial condition.

We compete in highly competitive markets that have low barriers to entry.

      The markets for Internet development, e-commerce activities and multimedia services are highly competitive. We also expect competition in the Internet development and multimedia services markets to intensify as new market entrants develop in-house capabilities for multimedia production and turnkey software solutions for on-line retail environments. Increased competition results in:

      o     significant price competition
      o     reduced profit margins; and/or
      o     reduction in sell-through of our products.

We believe that the principal competitive factors in the market for e-commerce products and services include:

      o     functionality;
      o     performance and reliability of technology and methodology;
      o     depth and experience of the service provider;
      o     availability and productivity of personnel; and
      o     price.

Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have.

      There are relatively few barriers preventing competitors from entering the multimedia services and Internet development markets. We do not have any patented technology for these markets that precludes or inhibits competitors. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition.

We derive a large part of our sales from a small number of customers.

      Ford Canada and CasinoRama accounted for approximately 34.4% and 20.6%, respectively, of our net sales for the fiscal year ended February 28, 1999. Neither customer has any contractual obligation to continue to retain our services. The volume of work performed for these customers may not be sustained from year to year, and there is a risk that these principal clients may not retain us in the future. Any cancellation, deferral or significant reduction in work performed for either of these customers would have a material adverse effect on our business, results of operations and financial condition.

Our continued growth may further strain our resources, which could adversely affect our business and results of operations.

      Our recent growth has strained our managerial, operational and financial resources. A key part of our strategy is to grow, both by hiring more personnel and by acquiring companies, which may continue to strain our resources. To manage future growth, management must continue to improve our operational and financial systems, procedures and controls, and expand, train, retain and manage our employees. If our systems, procedures and controls are inadequate to support our operations, our expansion would be halted, and we could lose our opportunity to gain significant market share. Any inability to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

The loss of certain key management could adversely affect our business and results of operations.

      Our future success will depend, in part, upon our ability to retain our existing management team and add new qualified personnel as required. Conversely, the loss of the services of one or more of these key employees could have a materially adverse effect on our business and results of operations. We maintain key man insurance on the life of Howard Pearl, our President and Chief Executive Officer, and certain other executive officers but there can be no assurance that such amounts will be adequate if any of them were to terminate his employment.

      Mr. Pearl was convicted of a felony in 1983 in California relating to importation of a narcotic drug. Mr. Pearl was offered early release in 1984 and was granted early termination of his parole in 1995. This matter was disclosed to our Board of Directors prior to the acquisition of the PPL Companies in April 1998. The Board of Directors believes that this offense, which occurred 17 years ago, has no present bearing on Mr. Pearl's ability to manage our business and affairs. This offense has been disclosed to The Toronto Stock Exchange and to staff of the Ontario Securities Commission. These matters have also recently been reported in the Canadian financial press and particulars concerning this offense have been disclosed to our key clients, financial advisors and bankers.

The loss of our professionals would make it difficult to complete existing projects and bid for new projects, which could adversely affect our business and results of operations.

      Our business is labor intensive, and our success depends in part on identifying, hiring, training and retaining professionals. If a significant number of our current employees or any of our senior managers or key project managers leave, we may be unable to complete or retain existing projects or bid for new projects of similar scope and sales. We have entered into employment agreements and non-competition agreements with all of our senior employees. There is no guarantee that the non-competition provisions would be enforced by a court if we were to seek to enforce our rights under them. Even if we retain our current employees, management must continually recruit talented professionals in order to grow. These professionals must have skills in business strategy, advertising, commerce, branding, multimedia technology and creative design. There is currently a shortage of qualified personnel in the Internet development and programming market, which shortage is likely to continue. We compete intensely for qualified personnel with our competitors. If we cannot attract, motivate and retain qualified professionals, our business and results of operations could be materially adversely affected.

We need to keep pace with changing e-commerce technologies in order to provide effective solutions to our customers.

      E-commerce is undergoing rapid changes, including development of industry standards, increases in Internet processing speeds, development of secured operating platforms and changes in consumer requirements and preferences. Our success is dependent upon, among other things, our ability to achieve and maintain technological and quality leadership by anticipating and developing new technologies in order to ensure that we will remain competitive from the perspective of both product performance and price. Similarly, we must ensure the iFrontECS(TM) and CALMS(TM) systems are secure and state-of-the-art. There can be no assurance that we will respond effectively to market or technological changes or compete successfully in the future. If we cannot meet the challenge of a rapidly changing Internet development and e-commerce industry in a timely manner, there could be a material adverse effect on our business and results of operations.

Our business depends on growth of the multimedia services and e-commerce markets.

      Our success in the multimedia services market is premised on consumers adopting interactive multimedia solutions as a means of communicating with their constituents in addition to traditional print media. E-commerce on the Internet is also in its infancy stage. There is no assurance that this medium of commerce will gain widespread acceptance by business or by the public in general. The lack of acceptance of e-commerce may have an adverse impact on the revenues generated by us for developing such Internet sites. The use and acceptance of the Internet may not increase for a number of reasons, including:

      o actual or perceived lack of security of information, such as credit card numbers;
      o     high cost or lack of availability of access;
      o     congestion of traffic or other usage delays on the Internet;
      o inconsistent quality of service or the lack of availability of cost-effective, high-speed service;
      o possible outages due to Year 2000 difficulties or other damage to the Internet;
      o     governmental regulation;
      o     uncertainty regarding intellectual property ownership; and
      o     lack of high-speed modems and other communications equipment.

Revenues from e-commerce currently represent a small percentage of our revenue base. Although we believe that this segment of our operations will experience significant future growth, there can be no assurance that such growth will occur.

Misappropriation of our trademarks and other proprietary rights could harm our reputation, affect our competitive position and cost us money.

      We rely on a combination of copyright and trade secret laws and contractual provisions to establish and protect our rights in the iFrontECS(TM) and CALMS(TM) software and our proprietary technology. We generally enter into non-disclosure agreements with employees and customers and historically have restricted access to our software products' source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and as unpublished copyrighted works. In a few cases, we have provided copies of source codes for certain products to customers and strategic partners, for the purpose of special customization for identified projects. In these cases, we rely on non-disclosure and other contractual provisions to protect our proprietary rights. Despite precautions, it may be possible for unauthorized parties to copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

      Existing copyright and trade secret laws offer only limited protection, and the laws of certain countries in which our products are used do not protect our products and intellectual property rights to the same extent as the laws of Canada and the United States. Certain provisions of our license and strategic alliance agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions, and we may be required to negotiate limits on these provisions from time to time.

      There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. As the number of competitors providing e-commerce products increases, it is more likely that substantially similar tools and methodologies will be used in providing such services. Any misappropriation of our technology or development of competitive technologies could have a material adverse effect on our business, results of operations and financial condition. We could incur substantial costs in protecting and enforcing our intellectual property rights. Moreover, from time to time, third parties may assert patent, trademark, copyright and other intellectual property rights to technologies that are important to us. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us. Furthermore, litigation, regardless of its outcome, could result in substantial cost and divert management's attention and resources from our operations. Any infringement claim or litigation against us could, therefore, materially adversely affect our business, results of operations and financial condition.

Our business is subject to Canadian, U.S. and foreign government regulation of the Internet.

      Both Canada and the United States, at the federal, state or provincial and local government levels, and the European Union have recently passed legislation relating to the Internet. Because these laws are still being implemented, we are not certain how, if at all, our business will be affected by them. We may be indirectly affected by this new legislation to the extent it affects our customers and potential customers. In addition, Canadian, U.S. and foreign governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the Internet. We cannot predict if or how any future legislation would affect our business, results of operation or financial condition.

The volume of trading and price of our common shares could fluctuate significantly, which could adversely affect our stock price.

      The market price of the common shares is highly volatile. There currently is no trading market for the common shares in the United States and we do not know the extent to which investor interest will lead to the development of a trading market or how liquid it may be. Although in recent months, investors have shown great interest in technology companies focused on the Internet, many publications indicate that the stock of these companies trade at overly inflated prices. Whether or not our common shares trade at any particular price, if investor interest in these stocks declines, the price for our common shares could drop suddenly and significantly, even if our operating results are positive. In addition, trading volumes of Internet-related stocks has been volatile in recent months. If the trading volume of our common shares experiences significant changes, the price of our common shares could be adversely affected.

      The price of our common shares could also be significantly affected by factors such as:

      o     actual or anticipated fluctuations in our operating results;
      o announcements of technological innovations, new products or new contracts by us or our competitors;
      o developments with respect to patents, copyrights or proprietary rights, conditions and trends in the industry;
      o     changes in financial estimates by securities analysts;
      o     general market conditions;

and other factors, many of which are beyond our control. The Company's operating results in one or more future quarters may be below the expectations of securities analysts and investors. In such event, the trading price of the common shares would likely decline, perhaps substantially.

The Year 2000 problem may adversely affect our business.

      Certain computer software and microprocessors use two digits rather than four to define the applicable year. Computer programs that have date-sensitive software and microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. In addition, a year 2000 compliant product will recognize the year 2000 as a leap year. This phenomenon (the "Year 2000 Issue") could cause a disruption of our operations, including, among other things, the temporary inability to utilize equipment, send invoices or engage in similar normal business activities. We have conducted an internal review of our computer systems to ensure Year 2000 compliance, which review should be completed by the second half of fiscal 2000. There can be no guarantee that systems of other companies on which our systems rely will be converted on a timely basis, or that a failure to convert by another company, or a conversion is incompatible with our systems would not have a material adverse effect on our business and results of operations. Based on our current assessment, management believes that the Year 2000 Issue will not have a material adverse impact on our business, results of operations or financial condition, but there can be no assurance that this will be the case. We also believe we have sufficient internal resources and commitments from external providers to have substantially all of our computer programs revised by September 30, 1999. In management's view, the cost to revise the programs will not be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Year 2000 Issue".

ITEM 2 DESCRIPTION OF PROPERTIES.

      Microforum's principal executive offices are located at 6010 and 6050 Tomken Road in Mississauga, Ontario. The combined premises contain approximately 57,000 square feet of office/warehouse/distribution space and are leased at an annual lease cost of approximately $525,000 per year until July 2000. Marshall Fenn leases approximately 4,500 square feet of office space at 1246 Yonge Street, Toronto, at an annual lease cost of approximately $110,000 per annum until October 2001. iFront leases approximately 8,800 square feet of office space at 111 Gordon Baker Road, Toronto, at an annual lease cost of approximately $220,000 per annum until August 31, 2003.

ITEM 3 LEGAL PROCEEDINGS.

      There are no material legal proceedings to which Microforum is a party, or to which our property is subject, nor, to the best knowledge of management, are any material legal proceedings threatened or contemplated.

ITEM 4 CONTROL OF REGISTRANT.

      As of July 31, 1999, to Microforum's knowledge and belief, (i) no person is known by the Company to beneficially own more than 10% of its outstanding common shares; (ii) Microforum is not directly or indirectly controlled by another corporation or by any foreign government; and (iii) based on information provided by the directors and executive officers of the Company, directors, officers and members of their immediate families owned 3,448,212 common shares representing 10.2% of the issued and outstanding common shares.

ITEM 5 NATURE OF TRADING MARKET.

      There currently is no trading market for the common shares in the United States. The shares of the Company have traded on The Toronto Stock Exchanges since September 1996. Set forth below is a summary of the volume of trading and price range in Canadian dollars for the Company's shares for the calendar quarters indicated:

                                        High           Low           Volume
                                        ----           ---           ------

Calendar 1997

First  Quarter                         C$5.50        C$1.85            85,151
Second Quarter                           1.80          0.25           600,800
Third Quarter                            4.30          1.00         3,683,231
Fourth Quarter                           5.20          3.00         2,333,074

Calendar 1998

First Quarter                            4.00          2.55         4,176,451
Second Quarter                           3.30          1.05         2,898,862
Third Quarter                            1.50          0.50         1,788,023
Fourth Quarter                           1.47          0.43        16,365,125

Calendar 1999

First Quarter                            2.55          1.10        31,987,600
Second Quarter                           9.85          1.25       114,674,600
Third Quarter (through July 31, 1999)    9.05          5.80        40,054,800

      No dividends have been paid on any shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future. Any decision by the Company to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the overall financial condition of the Company and other factors the board of directors may consider appropriate in the circumstances.

ITEM 6 EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

      There are no foreign or currency controls in Canada, and there are no exchange restrictions on borrowing from abroad, on the repatriation of capital, or the ability to remit dividends, profits, interests, royalties, other payments to non-resident holders of the Company's common stock. However, any such remittance to a resident of the United States is subject to a 15% withholding tax pursuant to Article XI of the reciprocal tax treaty between Canada and the United States. For further information concerning such withholding tax, see Item 7, "Taxation" below.

      There are no limitations under the laws of Ontario, Canada, or in the charter or other constituent documents of Microforum with respect to the right of non-resident or foreign owners to hold and/or vote our common shares. However, under the provisions of the Investment Canada Act (the "I.C.A."), the acquisition of control (as defined in the I.C.A.) of a corporation carrying on a business in Canada with assets of $179,000,000 or more by a non-Canadian person or entity (also as defined) is subject to the prior approval of the Investment Canada Agency, an agency of the Canadian Federal government, in order to determine whether such acquisition is likely to be of benefit to Canada. Under the I.C.A., there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent individual interest in the voting shares of the Corporation are held by a non-Canadian person or entity. In addition, if a Canadian corporation is controlled by a non-Canadian person or entity, the acquisition of control of any other Canadian corporation by such a corporation may be subject to the prior approval of the Investment Canada Agency unless it can be established that the corporation is not in fact controlled by the acquirer through the ownership of voting shares. Certain small acquisitions (as defined) are exempted from review by the I.C.A.

ITEM 7 TAXATION.

Canadian Federal Tax Considerations

      Generally, dividends that are paid or credited by Canadian corporations to non-resident shareholders are subject to a non-resident tax of 25%. However, Paragraph 2 of Article X of the Canada-United States Income Tax Convention, 1980 (the "Treaty") provides that dividends paid by a Canadian corporation to a corporation resident of the United States (with no permanent establishment in Canada), which owns at least 10% of the voting stock of the Corporation paying the dividend, are subject to the Canadian non-resident withholding tax of 5%. In all other cases, when a dividend is paid by a Canadian corporation to the beneficial owner resident in the United States, the Canadian non-resident withholding tax is 15% of the amount of the dividend.

      The reduced withholding tax rates do not apply if the beneficial owner of the shares carries on business through a permanent establishment in Canada and the stock holding in respect of which the dividends are paid is effectively connected with such permanent establishment. In such a case, the dividends are taxable in Canada as general business profits at rates that may exceed the 5% or 15% rates applicable to dividends that are not effectively connected with a Canadian permanent establishment.

      Paragraph 3 of Article X of the treaty permits Canada to apply its domestic law rules for differentiating dividends from interest and other disbursements. Stock dividends are subject to the normal Canadian non-resident withholding tax rules on the amount of the dividend. The amount of a stock dividend is equal to the increase in the paid-up capital of the corporation by virtue of the dividend.

      Generally, interest paid or credited to a non-resident is subject to a 25% Canadian withholding tax. If, at a time when interest has accrued but is not yet payable, the holder of the debt transfers it to a Canadian resident or, in certain circumstances, a non-resident who carries on business in Canada, part of the proceeds of the disposition may be considered to be interest for Canadian income tax purposes. Under the Treaty, the rate of withholding tax on interest paid to a United States resident is 10%. For Treaty purposes, interest means interest as defined by domestic Canadian income tax rules. The withholding tax applies to the gross amount of the interest payment.

      Non-residents are subject to Canadian income tax on dispositions of "taxable Canadian property." Taxable Canadian property includes shares of a publicly traded Canadian corporation if, at any time during the preceding five years, the non-resident and persons with whom the non-resident did not deal at arm's length owned at least 25% of the issued and outstanding shares of any class of stock of the corporation.

      The applicable tax rate on capital gains realized by a non-resident is the same as the rate applicable to capital gains realized by Canadian residents which is 39% for corporations and from 20% to 39% for individuals. Under the Treaty, capital gains realized by a United States resident on the disposition of shares of a Canadian corporation are exempt from Canadian income tax, unless
(i) the value of the shares is derived principally from Canadian real property, or (ii) the shares are effectively connected with a permanent Canadian establishment of such non-resident, the capital gains are attributable to such permanent establishment, and the gains are realized not later than twelve months after the termination of such permanent establishment.

Certain United States Federal Income Tax Consequences

      The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - Canadian Federal Tax Consequences" above.)

      The following discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of such shares.

U.S. Holders

      As used herein, a "U.S. Holder" includes a holder of Microforum common shares who is a citizen or individual resident of the United States and a corporation or partnership created or organized in or under the laws of the United States or of any state, an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U. S. persons has the authority to control all substantial decisions of the trust. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's particular circumstances or the tax consequences to a U.S. Holder subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, holders of securities held as part of a "straddle," "hedge" or "conversion transaction" with other investments or shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. This discussion is limited to U.S. Holders who hold Microforum common shares as capital assets. Additionally, the discussion does not consider the tax treatment of persons who hold Microforum common shares through a partnership or other pass-through entity.

Distributions on Microforum Common Shares

      U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Microforum common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income in certain circumstances. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.
U. S. Holders should consult their own tax advisors concerning the tax treatment of any gain or loss recognized upon a subsequent sale or other disposition of foreign currency received as a distribution from the Company.

      Dividends paid on Microforum common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a specified dividends received deduction with respect to the United States source portion of dividends received from Microforum (unless Microforum qualifies as a "`foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Microforum. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

      Under current temporary Treasury Regulations, dividends paid on Microforum common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax; however, dividends paid on Microforum's common shares, in the United States through a U.S. or U.S.-related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. It should be noted, however, that under Treasury Regulations that are not yet effective and that are only to be applied prospectively to payments of dividends after December 31, 1999, any dividends paid on Microforum common shares will be subject to information reporting and potential 31% U.S. backup withholding tax.

Foreign Tax Credit

      A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Microforum common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's federal United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "`passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by Microforum will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In tax years beginning after 1997, the limitation on the use of foreign tax credits based on the amount of foreign source income generally will not apply to electing individual U.S. Holders whose creditable foreign taxes during the year do not exceed $300 ($600 for joint filers) if such individual's gross income for the tax year from non-U.S. sources consists solely of certain "passive income". In addition, as a result of recently enacted legislation, a U.S. Holder will be denied a foreign tax credit with respect to income tax withheld from dividends received to the extent such U.S. Holder has not held the shares for a minimum period or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of Microform common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Microforum Common Shares

      A U.S. Holder will recognize gain or loss upon the sale of Microforum common shares equal to the difference, if any, between (1) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Microforum common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. Gain or loss will be capital gain or loss if the Microforum common shares are a capital asset in the hands of the U.S. Holder and will be long-term capital gain or loss if the Microforum common shares are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Proceeds from the sale, exchange or other disposition of Microforum common shares may in certain circumstances be subject to information reporting and backup withholding.

Other Considerations

      In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Microforum common shares.

Foreign Personal Holding Company

      If at any time during a taxable year more than 50% of the total combined voting power or the total value of Microforum outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of Microforum's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), Microforum may be treated as a "foreign personal holding company". In that event, U.S. Holders that hold Microforum common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Microforum does not actually distribute such income.

Foreign Investment Company

      If 50% or more of the combined voting power or total value of Microforum outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, estates other than foreign estates (as defined by the Code Section 7701(a) (31)), or certain trusts treated as U.S. persons pursuant to Code Section 7701(a)(30), and Microforum is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, Microforum may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Microforum common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

      As a foreign corporation with U.S. Holders, Microforum could potentially be treated as a passive foreign investment company ("PFIC"), as defined in
Section 1297 of the Code, depending upon the percentage of Microforum's income that is passive, or the percentage of Microforum's assets that is producing passive income. U.S. Holders owning shares of stock of a PFIC upon receipt of certain distributions by the PFIC and upon disposition of the shares at a gain are subject to an additional tax at ordinary income rates and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

      A U.S. Holder of certain PFIC stock that is regularly traded on certain public exchanges can elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the holder's adjusted basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election is made, then the rules set forth above for taxation of distributions by Microforum and dispositions of shares at a gain would not apply for periods covered by the election.

      Microforum believes that it is not a PFIC. If in a subsequent year Microforum concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. There can be no assurance that Microforum's determination concerning its PFIC status will not be challenged by the IRS, or that Microforum will be able to satisfy record keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation

      If more than 50% of the voting power of all classes of stock or the total value of Microforum stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of Microforum stock ("United States Shareholder"), Microforum could be treated as a "controlled foreign corporation" under Subpart F of the Code.

      This classification would effect many complex results including the required inclusion by such United States Shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of Microforum. Generally, Subpart F would require current inclusions in the income of United States Shareholders to the extent of certain kinds of income of the controlled foreign corporation as set forth in the Code. In addition, under
Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange when Microforum was a controlled foreign corporation is treated as ordinary dividend income to the extent of certain earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8 SELECTED FINANCIAL DATA.

The selected consolidated financial data presented below as of and for each of the years in the two-year period ended February 28, 1999, have been excerpted from or are derived from the consolidated financial statements of Microforum Inc. as of and for each of the two years then ended, prepared in accordance with U.S. GAAP and audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada. The selected consolidated financial data presented below in accordance with Canadian GAAP as of and for each of the five years in the five year period ended February 28, 1999, have been excerpted from or are derived from the consolidated financial statements of Microforum Inc. as of and for each of the years then ended, prepared in accordance with Canadian GAAP and audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements.

                             February 28

                                    1999           1998
US GAAP                                $              $
Sales                         29,148,575      5,230,268
Loss from continuing          (3,629,601)    (3,861,453)
Operations
Basic loss per share from
  continuing operations            (0.22)         (0.49)
Total assets                  18,616,156      7,345,787
Long term debt                 1,245,954      1,086,225

                                                          February 28

                                    1999           1998          1997        1996(1)        1995(1)
Canadian GAAP                          $              $             $              $              $
Sales                         29,148,575      5,230,268     5,909,928     12,315,350     12,142,338
Earnings (loss) from          (3,780,468)    (3,720,428)   (6,875,893)       325,913        346,346
continuing operations
Basic earnings (loss) per
  share from continuing            (0.23)         (0.47)        (1.50)          0.09           1.65
  operations
Total assets                  18,616,156      7,876,453     9,996,709     10,941,169      6,105,693
Long term debt                 1,245,954      1,086,225     3,448,545      1,485,988      1,293,606

(1) Selected consolidated financial data for 1995 to 1996 discloses operations discontinued in 1998 combined with continuing operations.

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

Overview

      Microforum is an integrated Internet applications and marketing communications company providing a broad range of e-commerce, creative and database marketing and advertising solutions. Our products and services include e-commerce and related financial and other software development, Web design, leading-edge animation, video and digital design, strategic marketing, direct marketing, advertising, public relations, contest and incentive programs, special event management, distribution and fulfillment services and database development and management.

Highlights

o Effective March 1, 1998, the Company acquired all of the issued and outstanding shares of PPL, Marshall Fenn and Poste Haste. These multimedia, marketing and related technology companies were acquired at a purchase price of $6.7 million, funded by a combination of $502,500 cash, a non-interest bearing promissory note in the principal amount of $502,500 and the issuance of 1,627,143 common shares. Further, Mr. Howard A. Pearl, President of PPL, was elected to the board of directors of the Company.

o On December 2, 1998, the Company completed a private placement of 4,000,000 special warrants for gross proceeds of $2,000,000, before deducting estimated fees and expenses of $305,000. Each special warrant entitles the holder to acquire one unit consisting of one common share and one-half of one common share purchase warrant upon exercise. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $0.52 until December 2, 2000. A final receipt qualifying the distribution of the common shares and common share purchase warrants was issued by the Ontario Securities Commission on March 31, 1999, after which time all of the special warrants were deemed exercised.

o On January 5, 1999, the Company sold its interest in Gamesmania, an electronic magazine reviewing computer games, for approximately $413,000, under which the Company received cash consideration of approximately $375,000 at closing, and a promissory note of approximately $38,000 which was received in full by the Company on April 6, 1999.

o On March 8, 1999, the Company completed a private placement of 2,891,739 special warrants for gross proceeds of $3,325,500 before deducting estimated fees and expenses of $425,000. Each special warrant entitled the holder to acquire one common share upon exercise. A final prospectus qualifying the distribution of the common shares was issued by the Ontario Securities Commission on June 25, 1999, after which time all of the special warrants were deemed exercised.

o On March 9, 1999, the Company acquired all of the issued and outstanding shares of Software Guaranty. Software Guaranty was acquired at a purchase price of $3,126,000 which was established as at November 30, 1998 and funded at closing by a combination of $2,250,000 in cash and the issuance of 674,207 common shares. For the three-month period ending February 28, 1999, Software Guaranty reported revenues of $909,913 and a net profit of $80,456.

o On May 10, 1999, the Company completed a private placement of 3,100,000 special units for gross proceeds of $20,150,000 before deducting estimated fees and expenses of $1,675,000. Each special unit entitled the holder to acquire upon exercise one common share and one-half of one common share purchase warrant for no additional consideration. Each whole common share purchase warrant shall entitle the holder to acquire one common share at an exercise price of $10.00 per common share until September 10, 2000. A final prospectus qualifying the issuance of the common shares and common share purchase warrants was issued by the securities regulatory authorities in the provinces of Ontario, British Columbia and Alberta on June 30, 1999.

o On August 4, 1999, the Company acquired all of the issued and outstanding shares of Q-Inter. Q-Inter was acquired at a purchase price of $1,310,000 and funded at closing by a combination of $750,000 cash and the issuance of 86,153 shares of Microforum at an ascribed value of $6.50 per share. For the six-month period ending May 31, 1999, Q-Inter reported revenues of $1.45 million.

Fiscal 1999 Compared to Fiscal 1998

The Company reported a loss from continuing operations of $3.63 million for the year ended February 28, 1999 compared to a loss from continuing operations of $3.86 million for the year ended February 28, 1998. Including discontinued software/hardware and subsidiary operations, the Company reported a consolidated net loss of $2.70 million for the year ended February 28, 1999 compared to a consolidated net loss of $8.15 million for the year ended February 28, 1998. Included in the net loss of $2.70 million for the 1999 fiscal year are net non-recurring and restructuring expenses of approximately $1.31 million comprised as follows:
                                                                        ($000's)
                                                                        --------
Cost of shares issued on renegotiation of acquisition of PPL             $1,104
Marketing Services Inc.
Severance expenses                                                          375

Financing fees and writedown of leasehold improvements                      235
                                                                         ------
                                                      Sub-total           $1,714
Gain on sale of Gamesmania                                                 (408)
                                                                         ------
                                                      Net                $1,306
                                                                         ------
Net non-recurring and restructuring expenses per share (on a              (0.08)
non-diluted basis)

Results of Continuing Operations

      The Company's revenues from continuing operations have been primarily derived in the North American market. The following table provides a comparative breakdown of revenues by segment as at February 28, 1999 and February 28, 1998 and includes revenues of the PPL Group which was acquired effective March 1, 1998:

(in 000's Canadian except                    REVENUES BY SEGMENT
for percentages)
                                                 February 28
                                           1999                 1998
Internet and multimedia services

Content                                  $    137      0%     $     47        1%
Services                                      559      2%          247        5%
Intercompany sales adjustments                (64)     0%           --        0%
                                         ---------------------------------------
                    Internet                  632      2%          294        6%
                                         ---------------------------------------

Duplication / Replication                $  3,177     11%     $  3,222       62%
Contract services                           1,408      5%        1,406       27%
Other                                         100      0%          308        6%
Intercompany sales adjustments               (111)     0%           --        0%
                                         ---------------------------------------
                   Multimedia               4,574     16%        4,936       94%
                                         ---------------------------------------

                                         $  5,206     18%     $  5,230      100%
                                         ---------------------------------------

Marketing, programs and distribution

Marketing                                $ 10,557     36%           --        0%
Fixed programs                              2,246      8%           --        0%
Distribution - PPL Marketing                1,761      6%           --        0%
Distribution - Poste Haste                  1,077      4%           --        0%
Intercompany sales adjustments               (169)    -1%           --        0%
                                         ---------------------------------------
                                         $ 15,472     53%     $     --        0%
                                         ---------------------------------------

Advertising and public relations

Consulting and production fees           $  2,556      9%           --        0%
Media revenue                               5,405     19%           --        0%
Other                                         510      2%           --        0%
                                         ---------------------------------------
                                         $  8,471     29%     $     --        0%
                                         ---------------------------------------

Total revenue                            $ 29,149    100%     $  5,230      100%
                                         =======================================

Internet content revenues for the year ended February 28, 1999 include advertising revenues for the Company's Gamesmania e-zine of approximately $62,000 and software sales of approximately $75,000 generated by the Company's Softmania on-line store. Internet services revenues for the year ended February 28, 1999 increased 100% over the comparable period in 1998 reflecting new business obtained primarily for e-commerce web design and hosting services.

The sales decline in multimedia contract services at February 28, 1999 reflects a combination of reduced multimedia servicing requirements from a major account compared to the prior year as well as extended time cycles relative to completion of contracts on hand.

Overall gross margin performance declined at February 28, 1999 to 32.7% from 47.6% at February 28, 1998 and reflects the impact of lower comparative gross margins derived from marketing, programs and distribution and advertising and public relations revenue segments. These segments represent approximately 82% of total revenue for the year ended February 28, 1999. Set out below are the gross margin percentages derived from each revenue segment:

                                                    February 28
                                                1999           1998
Internet and multimedia services                46.6%          47.6%
Marketing, programs and distribution            35.4%           n/a
Advertising and public relations                18.4%           n/a
                                               -----          -----

Overall gross margin                            32.7%          47.6%
                                               -----          -----

Operating expenses increased approximately $6.12 million at February 28, 1999 to $12.47 million from $6.35 million at February 28, 1998 and includes:

o An increase in general and administration expenses of approximately $4.92 million from $3.83 million at February 28, 1998 to $8.75 million at February 28, 1999. The increase is mostly attributable to consolidation of the PPL Group of Companies' general and administration expenses of $3.64 million, restructuring expenses described above of $0.61 million and amortization of goodwill arising on the PPL Group acquisition of $0.33 million

o An increase in sales and marketing expenses of approximately $1.23 million from $1.55 million at February 28, 1998 to $2.78 million at February 28, 1999. The increase includes consolidation of the PPL Group of Companies' sales and marketing expenses of $1.59 million, partially offset by a reduction of sales and marketing expenses at Microforum of $0.36 million.

o A decrease in interest expenses associated with long-term lease obligations of approximately $34,000 from $0.305 million at February 28, 1998 to $0.271 million at February 28, 1999.

Fiscal 1998 Compared to Fiscal 1997

      Microforum reported a loss from continuing operations of $3.86 million for the year ended February 28, 1998 compared to a loss from continuing operations of $6.77 million for the year ended February 28, 1997.

      More than 85% of Microforum's revenues from continuing operations have been derived in the North American market. The following table provides a comparative breakdown of revenues by source:

                                                   Revenues by Source
(in $000's Canadian except
for percentages)
                                                 Year ended February 28,
                                     -------------------------------------------
                                             1998                   1997
                                     -------------------     -------------------
Internet
Content                                   7           1%         60           1%
Services                                247           5%         72           1%
                                     -------------------------------------------
                                        294           6%        132           2%
                                     -------------------------------------------

Multimedia
Duplication/replication              $3,222          62%     $3,809          64%
Contract services                     1,406          27%      1,440          24%
Other                                   308           6%        529           9%
                                     -------------------------------------------
                                      4,936          94%      5,778          98%
                                     -------------------------------------------

Internet and Multimedia              $5,230         100%     $5,910         100%
                                     ===========================================

      The sales decline in multimedia duplication/replication reflected a substantial shift in sales mix from disk duplication to CD ROM duplication during fiscal 1999.

      Gross margin performance improved for the year ended February 28, 1998 to 47.6% from 9.5% for the year ended February 28, 1997 and reflects:

o During fiscal 1997 write-downs of computer accessories inventories amounted to approximately $665,000 and gross margin losses associated with discontinued projects and special programs were approximately $430,000. Combined, these unusual items represented a negative gross margin impact of approximately 19% for fiscal 1997.

o Pricing policies were amended in fiscal 1998 such that price quotations required a minimum recapture of fixed and variable overhead burdens.

      Operating expenses decreased approximately $1.09 million for the year ended February 28, 1998 to $6.35 million from $7.44 million for the year ended February 28, 1997. This decrease includes:

o A decrease in general and administration expenses of approximately $585,000 to $3.83 million for the year ended February 28, 1998 from $4.41 million for the year ended February 28, 1997. Major reductions in various expense categories during fiscal 1998 arose in salaries (approximately $400,000), professional fees (approximately $60,000) and bank interest and service charges (approximately $55,000).

o An increase in sales and marketing expenses of approximately $250,000 to $1.55 million for the year ended February 28, 1998 from $1.30 million for the year ended February 28, 1997 . This increase arose mainly from additional expenses incurred to more actively advertise and promote Microforum's business to a broader number of potential investors.

o A decrease in research and development expenses of approximately $720,000 to $670,000 for the year ended February 28, 1998 from $1.39 million for the year ended February 28, 1997. This decrease was largely attributable to a write-down of $750,000, recorded during fiscal 1997, in connection with impairment in the carrying value of capital assets.

o A decrease in interest expenses associated with long-term lease obligations of approximately $34,000 to $300,000 for the year ended February 28, 1998 from $340,000 for the year ended February 28, 1997. This decrease largely arose from the conversion of approximately $1.8 million of long-term debt to equity in September, 1997.

Liquidity and Capital Resources

      Excluding cash / bank borrowings and assets and liabilities of discontinued software and hardware operations, the Company reported a positive working capital of $2,730,601 at February 28, 1999 compared with a negative working capital of $490,074 at February 28, 1998, representing an increase of $3,220,675. At February 28, 1999, the Company had borrowings under its operating lines of credit of $1,354,554 compared with cash on hand of $2,222,386 at February 28, 1998, representing a decrease in cash of $3,576,940.

      Accounts receivable, inventories, work-in-progress and other current assets at February 28, 1999 increased $7,047,832 compared to February 28, 1998 largely because of increases in trade accounts receivable of $5,621,114, increases in work-in-progress inventory of $1,378,225 and increased prepaid expenses of 177,715, offset by reductions in inventories of $129,222. Non-cash current liabilities at February 28, 1999 increased $3,827,157 compared to February 28, 1998 chiefly due to increases in accounts payable and accrued liabilities of $3,669,709, increases in deferred revenue of $106,587 and an increase of $50,861 in amounts due within the year under long-term debt obligations.

      The Company utilized $753,445 in cash from its operating activities before net changes in non-cash working capital balances at February, 1999, mostly attributable to the consolidated net loss, adjusted for the amortization of capital assets and goodwill as well as non-cash charges accrued for shares issued on renegotiation of the PPL acquisition and amortization of deferred expenses relating to options granted to a service provider. By comparison, the Company utilized $2,811,274 in its operating activities before net changes in non-cash working capital balances at February 28, 1998.

      Net changes in non-cash working capital balances utilized $1,144,003 of cash during the year ended February 28, 1999, increasing cash utilized by continuing operating activities to $1,897,448. By comparison, net changes in non-cash working capital balances generated $136,418 of cash during the year ended February 28, 1998, decreasing cash used in continuing operating activities to $2,674,856.

      For the year ended February 28, 1999, the Company raised $2.376 million on issue of special warrants ($1.489 million, net), net cash proceeds from the exercise of stock options ($475,000), repayments received on loans to a former senior officer ($306,000) and shares issued for debt conversion and director compensation ($106,000). The Company received common shares of $100,000 in partial settlement of the note receivable on the sale of Microforum Italia, repaid $738,000 under its long-term debt obligations and reduced net amounts due to related parties by $438,000. By comparison, for the year ended February 28, 1998, the Company raised $7.480 million from the net proceeds on issue of special warrants ($7.112 million) and net cash proceeds from the exercise of stock options ($368,000), and repaid $1.126 million under its long-term debt obligations.

      During the year ended February 28, 1999, the Company generated $6.297 million on issue of common shares to acquire the PPL Group ($5.695 million), a promissory note in connection with the acquisition of the PPL Group ($502,500) and settlement of a note receivable ($100,000). The Company utilized $9.173 million in connection with the costs of acquisition of the PPL Group ($7.015 million), bank indebtedness of the PPL Group assumed at acquisition ($1.964 million) and investment to acquire capital assets ($194,000). During the year ended February 28, 1998, the Company generated $37,000 from the sale of capital assets.

Year 2000 Issue

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems and applications may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Software relying primarily on two-digit identifiers may not function as expected before, on, or after January 1, 2000. In addition, a year 2000 compliant product will recognize the year 2000 as a leap year.

      The Company and its subsidiaries are actively responding to the goal of ensuring that its information technology infrastructure is year 2000 compliant in all areas of operations, including, to the extent possible, relationships with vendors, suppliers and customers. To this end, comprehensive inventories of hardware and software applications have been catalogued and preliminary risk impact determinations have been performed to assess the degree of compliance with year 2000 compliance. In mid-1998, the Company established cross-functional teams to identify direct and non-direct impact suppliers and to obtain completed year 2000 compliance questionnaires identifying potential areas of exposure. The Company has assessed the impact of compliance by third party suppliers and examined its customer interfaces.

      At this time, management believes that the Company's exposure to year 2000 problems in relation to older internally developed customized applications is manageable and will be largely addressed through implementation of new accounting and other software, which is year 2000 compliant. As of the date hereof, the Company has replaced approximately 80% of all non-compliant PC's, has ensured that all leased equipment providers are year 2000 compliant and has replaced 60% of all third party software applications which are not compliant.

      The Company estimates that its total external expenditures to ensure year 2000 readiness will be approximately $240,000, which is allocated to custom software updates, commercial software upgrades and hardware upgrades. As of February 28, 1999, the Company has completed approximately 65% of its custom software upgrades, 60% of its commercial software upgrades and 80% of its hardware upgrades. The Company expects to be year 2000 compliant by September 30, 1999. Maintenance or modification costs will be expensed as incurred, while the costs of new information technology systems will be capitalized and amortized in accordance with Company policy. Management does not expect the associated incremental costs of year 2000 compliance to have a material impact on the Company's consolidated financial position, liquidity, cash flows or results from operations. It should be noted that currently unforeseen developments or delays could cause this expectation to change. In addition, there is no guarantee that the Company's vendors, suppliers and customers will achieve year 2000 compliance, or that such failure to do so will not have a material adverse impact on the Company or its subsidiaries.

ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      We do not own and have not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

ITEM 10 DIRECTORS AND OFFICERS OF REGISTRANT.

      The following table sets forth the names of the directors and officers of the Company, their age and position with the Company and their respective principal occupations:

Name                              Age            Position with the Company

The Honourable David R.           55    Chairman of the Board
Peterson, P.C., Q.C.(1)(2)
Marco Argenti                     32    Vice-President, Internet Services of
                                        Microforum and President of iFront
J. Efrim Boritz(1)(2)             48    Director
Dwight B. Crane                   62    Director
Francois M. de Gaspe Beaubien     37    Director
Frank Iadipaolo                   47    Chief Financial Officer and Secretary
Donald W. Paterson(1)(2)          66    Director
Howard A. Pearl                   49    President, Chief Executive Officer and
                                        Director

----------
(1)   Member of Audit Committee
(2)   Member of Compensation Committee

      The Honourable David R. Peterson has been the Chairman of the Board of Directors of Microforum since June 1996. Since 1991, Mr. Peterson has been a partner at the law firm of Cassels Brock & Blackwell in Toronto. Prior to joining Cassels Brock & Blackwell, Mr. Peterson served as the Premier of the Province of Ontario.

      Marco Argenti is Vice-President, Internet Services, of Microforum and President of its wholly-owned subsidiary Internet Frontiers Inc. Mr. Argenti joined Microforum in November 1997 when the Company acquired his software development company, Dreamware s.r.l. Mr. Argenti is a pioneer in the development of e-commerce technologies including the iFront ECS(TM), and has been recognized in his field by market leader Microsoft Corporation. Mr. Argenti has founded and operated several high technology companies and has utilized his extensive experience in Internet technologies to develop the strategies of iFront. Mr. Argenti is currently one of 25 North American members of the Commerce Partner Advisory Board for Microsoft Corporation. Mr. Argenti holds a Master's degree in Computer Engineering from the University of Pisa, Italy.

      J. Efrim Boritz has been a director of Microforum since September 1997. Since 1983, Mr. Boritz has been a professor at the School of Accounting at the University of Waterloo, Ontario. Mr. Boritz is a Chartered Accountant, Certified Information Systems Auditor and holds a Doctorate degree from the University of Minnesota and a Bachelor of Arts and a Masters of Business Administration from York University, Toronto.

      Dwight B. Crane has been a director of Microforum since July 1999. A Professor of Finance and Banking at Harvard Business School, Mr. Crane has extensive knowledge of the banking industry, having been active in the financial institution field for many years. He coordinated the Global Financial System Project at the Harvard Business School, which examined the role and organization of financial institutions in the future. He is co-author of such financial books as: The Global Financial System: A Functional Perspective; Doing Deals: Investment Banks at Work; and The Effects of Banking Deregulation. Mr. Crane also serves as a member of the Board of Directors of the Smith Barney Appreciation Fund and other mutual fund companies sponsored by Salomon Smith Barney.

      Francois M. de Gaspe Beaubien has been a director of the Company since May 1999. Since 1996, Mr. de Gaspe Beaubien has been the President, Publishing Division and since 1998 has also held the position of Executive Vice President, Business Development of Telemedia Communications Inc., where he is responsible for the North American publication of various magazines which include Canadian Living, Coup de pouce, TV Guide, Style at Home, Homemakers and Sympatico Net Life. Prior to joining Telemedia Communications Inc., Mr. de Gaspe Beaubien was President of Quebec's leading publishing company Les Editions Telemedia (July 1994-December 1995), Group Publisher of Telemedia Communications (U.S.A.) Inc., (1992-1994), Vice-President, Operations of Telemedia Communications (U.S.A.) Inc. (1990-1991), and Vice-President, Operations of New England Monthly Magazine (1989-1990). Mr. de Gaspe Beaubien holds a Bachelor of Arts from Haverford College and a Masters of Business Administration from the Harvard Business School.

      Frank Iadipaolo is the Chief Financial Officer of Microforum. Mr. Iadipaolo joined Microforum in February 1997 and assumed responsibility for financial and treasury related planning, reporting and control functions. Mr. Iadipaolo is a Chartered Accountant with senior management experience gained in the financial services sectors as well as with major corporations having significant international sales and distribution activities. He has also provided consulting services to facilitate the orderly expansion or commencement of operations for companies in the software, environmental remediation and applied technology sectors.

      Donald W. Paterson has been a director of Microforum since June 1996. Since 1989, Mr. Paterson has been the President and founder of Cavandale Corporation, a strategic corporate consulting firm that specializes in providing corporate consulting to emerging growth companies largely in the technology sector. Prior thereto, Mr. Paterson was a director and Vice-President of Wood Gundy Inc., a major Canadian investment dealer where he was principally involved in the identification and financing of emerging growth companies.

      Howard A. Pearl is the President and Chief Executive Officer of Microforum. Mr. Pearl initially joined the Company's management team in April 1998 as President of each of the PPL Companies, and assumed the President and Chief Executive Officer position in November 1998. Prior to joining Microforum, Mr. Pearl established a number of successful business ventures in a variety of fields. Mr. Pearl acquired a controlling interest in PPL in May 1993, Marshall Fenn in December 1995 and Poste Haste in July 1997. Mr. Pearl has been a guest lecturer at the Institute of Dynamic Business Management in Geneva, and is currently a participant in the OPM Program at Harvard Business School.

Committees of the Board of Directors

      The Audit Committee consists of a majority of independent directors and reviews Microforum's financial statements and its internal controls, reviews the work of Microforum's independent auditors and reports to the board of directors.

      The Compensation Committee reviews the level and form of compensation payable to the executive officers of Microforum, and makes recommendations to the board of directors respecting such compensation. The Compensation Committee is also responsible for making recommendations to the board of directors with respect to the granting of stock options pursuant to Microforum's stock option plan. See Item 12, "Options to Purchase Securities from Registrant or Subsidiaries".

ITEM 11 COMPENSATION OF DIRECTORS AND OFFICERS.

Compensation of Directors

      Subject to shareholder approval and effective January 20, 1999, each of the non-management directors, other than David R. Peterson, Francois M. de Gaspe Beaubien and Dwight B. Crane, will be compensated for services rendered to the board of directors in the form of Common Shares (the "Retainer Shares") as follows:

Name                      Value of Retainer Shares     Number of Retainer Shares

J. Efrim Boritz........           $10,000                         4,348
Donald W. Paterson.....           $10,000                         4,348
                                  -------                         -----
Totals                            $20,000                         8,696

      The number of Retainer Shares is computed by dividing the annual retainer of $10,000 for services rendered to the board of directors and a fee of $500 for each meeting of the board of directors which they attend, in person or by telephone conference, based on 12 meetings per annum, divided by $2.35, representing the closing market price on January 19, 1999. One-half of the total number of shares issued to each director under this arrangement is to be delivered on August 31, 1999 with the remaining balance to be delivered on January 31, 2000. In the event that a director resigns or otherwise leaves the board of directors of the Company during the year, only a pro-rata amount of the Retainer Shares will be released to such director with the balance being surrendered to the Company for cancellation. This compensation arrangement has been approved by the board of directors for a one-year period. Instead of receiving Retainer Shares, David R. Peterson, Francois M. de Gaspe Beaubien and Dwight B. Crane have elected to receive an annual cash retainer of $10,000 ($25,000 in the case of Mr. Peterson, the Chairman of the Board) for services rendered to the board of directors and a fee of $500 for each meeting of the board of directors which each attends, in person or by telephone conference.

      At its next annual and special meeting of the shareholders scheduled on August 16, 1999, the shareholders of the Company will be asked to approve a share plan for the outside directors of the Company (the "Outside Directors Share Plan") to be effective commencing January 1, 2000. The purpose of the Outside Directors Share Plan is to promote the interests of the Company by attracting and retaining qualified persons to serve on the board of directors by affording each outside director an opportunity to receive some or all of their remuneration in the form of common shares. An outside director who so elects will be issued common shares at a value equal to the weighted average trading price of the common shares on The TSE, or such stock exchange on which the common shares are listed and posted for trading, for the first twenty consecutive trading days in January of each year. The common shares to be issued under the Outside Directors Share Plan shall be subject to pro-rata adjustment in the event that an outside director ceases to serve on the board of directors.

Directors' and Officers' Liability Insurance and Key Man Insurance

      Microforum has a directors' and officers' insurance policy in the amount of $5 million per occurrence containing industry standard exclusions and deductibles. The Company pays an annual premium of $17,150 for this policy. No claims under the policy have been made to date.

      The Company has also assumed life insurance contracts for the following "key persons": Howard Pearl, President and Chief Executive Officer, in the amount of $1,000,000; Eric Snyder, Vice-President of Marketing of PPL, in the amount of $250,000; Marco Argenti, President of iFront and Vice-President,

Internet Services, in the amount of $500,000; and Frank Helwig, Chief Operating Officer of iFront, in the amount of $250,000. Microforum has not obtained any other "key person" insurance.

Summary Compensation Table

      The following table contains information about the compensation earned by Microforum's Chief Executive Officer and each of its other executive officers who served as executive officers as of February 28, 1999 and whose aggregate salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") during the applicable fiscal year.

                                                    Annual Compensation                     Long-Term
                                       ---------------------------------------------       Compensation
  Name and Principal      Year ended                                  Other Annual        Securities Under          All Other
       Position            Feb. 28     Salary ($)     Bonus ($)     Compensation(4)($)    Options Granted (#)     Compensation ($)
--------------------      ----------   ----------     ---------     ------------------    -----------------       --------------
Howard A. Pearl(1),          1999       $600,000         Nil               Nil                 220,000                Nil
President and Chief
Executive Officer

Frank Iadipaolo(2),          1999       $125,000         Nil            $6,600                 310,000                Nil
Chief Financial Officer      1998       $112,000         Nil            $6,600                  66,667                Nil

Marco Argenti(3),            1999       $120,000         Nil            $6,600                  47,500                Nil
Vice-President,              1998       $100,000         Nil            $6,600                  72,500                Nil
Internet Services

----------
(1) On November 11, 1998, Mr. Pearl was appointed as President and Chief Executive Officer and the board of directors increased his salary to $600,000 per annum. Does not include options granted on April 20, 1999 to acquire up to 250,000 common shares at an exercise price of $2.45 per share, subject to vesting.

(2) Does not include options granted on April 20, 1999 to acquire up to 150,000 common shares at an exercise price of $2.45 per share, subject to vesting.

(3) Does not include options granted on April 20, 1999 to acquire up to 125,000 common shares at an exercise price of $2.45 per share and options granted on July 20, 1999 to acquire up to 100,000 common shares at an exercise price of $8.05 per share, all subject to vesting.

(4)   These figures represent a car allowance payable by the Company.

      In addition, for the fiscal year ended February 28, 1999, Microforum paid $801,862 aggregate compensation to all directors and officers as a group, including approximately $296,402 to officers and/or directors who resigned their employment with Microforum prior to February 28, 1999.

Current Executive Compensation

      In connection with the acquisition of the PPL Companies, Microforum entered into an employment agreement with Howard Pearl, dated April 3, 1998 (as amended, the "Pearl Employment Agreement"), whereby Mr. Pearl assumed the positions of President of each of the PPL Companies. The Pearl Agreement provided that he receive an annual salary of $500,000 per annum for three years plus options pursuant to the Stock Option Plan (as hereinafter defined) to acquire up to 140,000 common shares at a price of $3.50 per share, representing the closing market price on March 9, 1998, the day preceding the date of grant. A total of 100,000 of the options vested immediately with the balance vesting in equal amounts over a three-year period. On November 11, 1998, the board of directors appointed Mr. Pearl Chief Executive Officer and President and increased his annual salary from $500,000 to $600,000. In addition, on November 11, 1998, the term of Mr. Pearl's employment was extended to November 10, 2001 with successive one year periods unless otherwise terminated. In the event of termination other than for cause or incapacity, Mr. Pearl will be entitled to be paid the balance of his base salary owing up to a maximum of three years and a minimum of two years.

      Pursuant to an employment agreement entered into between Frank Iadipaolo and Microforum on November 1, 1997, as amended, Mr. Iadipaolo received options to purchase an aggregate of 100,000 common shares at an exercise price of $1.13, representing a premium of 25% to the existing market price on the date of grant, one-third of which options vested on November 11, 1997 and the remaining two-thirds which vest in equal amounts over a two-year period commencing June 25, 1998. On January 5, 1998, Mr. Iadipaolo exercised options for a total of 33,333 common shares for consideration of $37,666. On March 24, 1998, the shareholders approved the agreement entered into by Mr. Iadipaolo and the board of directors on January 23, 1998 whereby Mr. Iadipaolo agreed to an approximate 20% reduction in his base salary from $112,000 per annum to $90,000 per annum in consideration for the grant of options on January 23, 1998 pursuant to the Stock Option Plan to acquire up to 142,000 common shares at a price of $3.15 per share, representing the closing market price on the day preceding the date of grant. Subject to Mr. Iadipaolo's continued services to Microform, such options vest as follows: options to purchase 47,333 common shares vested immediately, options to purchase 47,333 common shares vested on January 23, 1999; options to purchase 23,667 common shares vested at such time as the market price for the common shares is equal to or greater than $10.00 per share; and options to purchase 23,667 common shares to vest on July 23, 1999. On July 15, 1998, the board of the directors approved an increase in the salary paid to Mr. Iadipaolo from $90,000 to $125,000.

      On April 22, 1999, Mr. Iadipaolo exercised options for a total of 33,333 common shares for consideration of $37,666. On April 29, 1999, Mr. Iadipaolo exercised options for a total of 118,334 common shares for consideration of $372,752. By agreement dated December 29, 1998, in the event of termination of his employment, Mr. Iadipaolo will be entitled to receive a severance payment equal to 12 months of his existing salary, including employment benefits, and all outstanding options granted to Mr. Iadipaolo will immediately vest, having an exercise period that expires on the day that is twelve months following the date of vesting.

ITEM 12 OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

      Microforum's stock option plan (the "Stock Option Plan"), as adopted by the board of directors and ratified by the shareholders, provides incentive compensation to its directors, officers, employees, consultants and service providers. The salient provisions of the Stock Option Plan, which comply with the requirements of the TSE are set forth below.

      The maximum number of common shares reserved for issuance pursuant to stock options granted under the Stock Option Plan is 3,400,000 common shares. After giving effect to the exercise of 956,158 options through July 9, 1999, the balance of common shares reserved for issuance pursuant to the Stock Option Plan is 2,443,842. At the upcoming 1999 annual and special meeting of shareholders scheduled for August 16, 1999, shareholders will be asked to approve an increase in the number of common shares reserved for issuance under the Stock Option Plan by 3,100,000 options such that the maximum number of common shares reserved for issuance under the Stock Option Plan is 6,500,000.

      The option price of any shares cannot be less than the closing price of the shares on the day immediately preceding the date upon which the option is granted. Options granted under the Stock Option Plan may be exercised during a period not exceeding 10 years subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of Microforum or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming apparently disabled or dying. The options are non-transferable. The board of directors may from time to time amend or revise the terms of the Stock Option Plan or may terminate the Stock Option Plan at any time. The Stock Option Plan authorizes the Compensation Committee of the board of directors to provide financial assistance to certain senior officers by means of secured non-interest bearing loans, against the options and common shares upon exercise thereof, to allow such officers to exercise options and acquire Common Shares of the Company up to an aggregate limit of $2,000,000. In addition, the Stock Option Plan provides that if Microforum accepts an offer to amalgamate, merge or consolidate with any other company (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Company's common shares accept an offer made to all or substantially all of the holders of the Common Shares of Microforum to purchase in excess of 50.1% of the current issued and outstanding common shares, then all of the then unvested options shall, without any further action on behalf of Microforum, be automatically vested.

      As of July 31, 1999, options to employees, executive officers and directors of Microforum to purchase up to an aggregate of 2,631,508 common shares were granted pursuant to the Stock Option Plan, as described in the following table:

                                      Common Shares
                                      Under Option     Exercise Price      Grant Date          Expiration Date
Non-Executive Directors                   55,000            $6.50        August 27, 1996       August 27, 2006
(5 individuals) (1)                      120,000            $1.25        September 8, 1997     September 8, 2007
                                         105,000            $3.15        January 23, 1998      January 23, 2008
                                         105,000            $2.35        January 20, 1999      January 20, 2009
                                          60,000            $5.80        May 27, 1999          May 27, 2009

Executive officers of the Company         58,334            $1.13        June 25, 1997         June 25, 2007
(8 individuals) (2)                       39,334            $4.90        November 11, 1997     November 11, 2007
                                          23,666            $3.15        January 23, 1998      January 23, 2008
                                         146,667            $3.50        March 10, 1998        March 10, 2008
                                           3,000            $1.35        July 8, 1998          July 8, 2008
                                          41,667            $1.30        June 29, 1998         June 29, 2008
                                         183,999            $0.60        September 30, 1998    September 30, 2008
                                         110,000            $1.24        December 16, 1998     December 16, 2008
                                         603,000            $2.45        April 20, 1999        April 20, 2009
                                         165,000            $8.05        July 20, 1999         July 20, 2009

Employees of the Company                   7,000            $1.13        April 15, 1996        April 15, 2006
(105 individuals) (1)(2)                   6,668            $1.13        June 25, 1997         June 25, 2007
                                          26,000            $4.90        November 11, 1997     November 11, 2007
                                         162,633            $3.50        March 10, 1998        March 10, 2008
                                          79,342            $1.30        June 29, 1998         June 29, 2008
                                         121,636            $1.35        July 8, 1998          July 8, 2008
                                          74,162            $0.60        September 30, 1998    September 30, 2008
                                          47,500            $1.24        December 16, 1998     December 16, 2008
                                         132,500            $2.45        April 20, 1999        April 20, 2009
                                         129,400            $5.80        May 27, 1999          May 27, 2009
                                          25,000            $8.05        July 20, 1999         July 20, 2009

(1) For options granted prior to the closing of the Company's initial public offering on September 12, 1996, the market price at the date of grant was indeterminate.

(2) At a meeting held on June 25, 1997, the board of directors of the Company approved the re-pricing of certain options granted to insiders and non-insiders of the Company. The shareholders approved the re-pricing of such options at the annual and special meeting held on August 25, 1997 and the Toronto Stock Exchange consented to such re-pricing on September 22, 1997.

Aggregated Options Exercised and Outstanding During Fiscal Year Ended February 28, 1999

      The following table provides detailed information regarding options exercised by the Executive Officers during the fiscal year ended February 28, 1999. In addition, details on outstanding and unexercised options held are provided:

                         Securities      Aggregate                                                         Value of Unexercised
                         Acquired on     Value                    Unexercised Options at                 in-the-money Options at
Name                     Exercise (#)    Realized ($)                February 28, 1999                      February 28, 1999
---------------------    ------------    ------------      ------------------------------------      ----------------------------
                                                                                                     Exercis-          Unexercis-
                                                           Exercisable (#)    Unexercisable (#)       able($)            able($)
                                                           ---------------    -----------------      --------          ---------
Howard A. Pearl(1)                Nil            Nil           100,000              120,000               Nil           $54,400
Eric H. Winston(2)          1,100,000       $755,500               Nil                  Nil               Nil               Nil
Frank Iadipaolo(3)                Nil            Nil            94,666              223,666               Nil           $74,373
G. William Butcher(4)             Nil            Nil            49,999               40,001               Nil               Nil
Marco Argenti(5)                  Nil            Nil            24,166               48,334            $3,625           $ 5,000

Notes:

(1) Does not include options granted on April 20, 1999 to acquire up to 250,000 common shares at an exercise price of $2.45 per share, subject to vesting. See "Executive Compensation - Summary Compensation Table".

(2) On October 14, 1997, Mr. Winston exercised options for a total of 285,250 common shares for consideration of $222,495, representing $0.78 per share, and was issued 164,750 common shares for consideration of $128,505, representing $0.78 per share and on December 30, 1997, Mr. Winston was issued an additional 150,000 shares for consideration of $117,000, representing $0.78 per share. On April 16, 1998, Mr. Winston exercised options for a total of 246,832 common shares for consideration of $777,521, representing $3.15 per share, and was issued 86,502 common shares for consideration of $272,481 representing $3.15 per share. On November 5, 1998, Mr. Winston exercised options to acquire a total of 250,000 common shares for consideration of $150,000. On January 28, 1999, Mr. Winston was issued 250,000 common shares for consideration of $137,500. See "Executive Compensation - Summary Compensation Table".

(3) On January 5, 1998 and April 22, 1999, Mr. Iadipaolo exercised options for an aggregate total of 66,666 common shares for consideration of $75,332.58, representing $1.13 per share. On April 29, 1999, Mr. Iadipaolo exercised options for a total of 118,334 common shares for consideration of $372,752. Does not include options granted on April 20, 1999 to acquire up to 150,000 Common Shares at an exercise price of $2.45 per share, subject to vesting. See "Executive Compensation - Summary Compensation Table".

(4) On December 22, 1997, Mr. Butcher exercised options for a total of 20,000 common shares for consideration of $25,000, representing $1.25 per share. On April 29, 1999, Mr. Butcher exercised options for a total of 46,666 common shares for consideration of $228,663. See "Executive Compensation - Summary Compensation Table".

(5) On April 22, 1999, Mr. Argenti exercised options for a total of 30,000 common shares for consideration of $33,900. Does not include options granted on April 20, 1999 to acquire up to 125,000 common shares at an exercise price of $2.45 per share and options granted on July 20, 1999 to acquire up to 100,000 common shares at an exercise price of $8.05 per share, all subject to vesting. See "Executive Compensation - Summary Compensation Table".

ITEM 13 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

      Pursuant to financial assistance approved by the shareholders of the Company on March 24, 1998, the following executive officers of Microforum received interest-free secured loans as follows: Frank Iadipaolo, the Chief Financial Officer of the Company, in the amount of $37,666, and two former officers, in the aggregate amount of $1,087,168. See Note 4 to the Consolidated Financial Statements. All of these loans were repaid in April 1999.

      In connection with the April 1998 acquisition of the PPL Companies, 1,627,143 common shares of Microforum, representing all of the common shares issued in the acquisition, are to be released pursuant to a guarantee, share pledge and escrow agreement among Howard Pearl, the other selling shareholders, Microforum and Montreal Trust, which agreement provides for the following release dates:

(1) 2,000 common shares are being released to Howard Pearl on Friday of each week for a period of three years, commencing April 3, 1998;

(2) approximately 168,700 common shares are being released to Howard Pearl, and 28,572 common shares are being released to the selling shareholders on each of July 31, 1998, January 29, 1999, July 30, 1999 and January 28, 2000; and

(3) approximately 224,933 common shares will be released to Howard Pearl and approximately 20,094 common shares will be released to the selling shareholders on each of July 28, 2000 and January 26, 2000.

      The release of common shares pursuant to sub-paragraph (3) above may be accelerated if the PPL Companies achieve certain performance targets. Such acceleration could cause all of the shares in sub-paragraph (iii) to be released within a period of two years following the closing date.

      In addition, in connection with the acquisition of the PPL Companies, Microforum issued to Mr. Pearl consideration in the amount of $502,500 paid in cash, 1,627,143 common shares and a non-interest bearing promissory note in the principal amount of $502,500 which was due October 2, 1998 (the "Pearl Note"). As security for the unpaid portion of the Pearl Note, granted Mr. Pearl a pledge in respect of the shares (the "Pledged Collateral") of PPL Marketing pursuant to a pledge agreement between Mr. Pearl and Microforum (the "Pledge Agreement"). The Pledge Agreement provides, among other things, that Mr. Pearl shall be entitled to realize on the Pledged Collateral and regain his ownership in the shares of PPL Marketing previously sold to Microforum if Microforum failed to pay the outstanding principal of the Pearl Note on or before the maturity date. Due to market conditions, Microform was forced to abandon its financing plans scheduled for mid-1998 and was not able to pay the scheduled payment on the Pearl Note on October 2, 1998.

      As consideration for Mr. Pearl's forbearance on realizing on the Pledged Collateral, on November 6, 1998 the board of directors agreed that: (1) Mr. Pearl may convert $250,000 of the principal amount outstanding under the Pearl
Note into common shares at a price of $0.736 per share; and (ii) that the Pearl Note be extended until March 31, 2000 during which period the outstanding balance may not be repaid, redeemed or converted nor the terms thereof amended. As an adjustment to the original purchase price of the PPL Companies, the board of directors agreed to issue to Mr. Pearl an additional 1,500,000 common shares at a prescribed value of $0.736 per share. Microforum shareholders approved of this share issuance at a special meeting of shareholders held on January 20, 1999. On November 11, 1998, the board of directors also appointed Mr. Pearl as Microform's Chief Executive Officer and President. Mr. Pearl executed a release of his interest to the Pledged Collateral on December 2, 1998 in consideration of the closing of the equity financing occurring on that date. An Extension Agreement and Release dated

February 4, 1999 was entered into between Mr. Pearl and Microform with regard to the restructuring of the Pearl Note.

      In connection with the acquisition of the PPL Companies, Microforum assumed the debt obligations of PPL to Howard Pearl of $519,124 in support of amounts due to PPL of $370,000 from Elliot & Andrews Studios Inc. and $149,124 from Tribco Communications Group Inc. Both of these companies are ultimately controlled by Mr. Pearl, the President and Chief Executive Officer of Microforum. Each of these loans are non-interest bearing and due on demand. See
Note 13 to the Financial Statements.

                                     PART II

ITEM 14 DESCRIPTION OF SECURITIES TO BE REGISTERED.

      The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series. There were 33,860,105 Common Shares issued and outstanding as fully-paid and non-assessable shares as of July 31, 1999. There are no preference shares outstanding.

Common Shares

      The holders of common shares are entitled, subject to the rights of holders of preference shares and any other shares ranking senior to the holders of common shares, to dividends if, as and when declared by the board of directors, to one vote per share at meetings of shareholders and, upon liquidation, to receive such assets of Microforum as are distributable to the holders of the common shares.

Preference Shares

      The preference shares may be issued in one or more series. Prior to the issue of any such series, the directors are required to fix the number, designation and the rights attaching to the shares of such series. With respect to dividends and the distribution of assets in the event of the liquidation, dissolution or wind-up of the Company, the preference shares of each series will rank on a parity with the preference shares of every other series and are entitled to preference over the common shares. The preference shares of any series also are entitled to such other preference over the common shares and the shares of any other class-ranking junior to the preference shares as may be fixed by the directors.

Registrar and Transfer Agent

      Montreal Trust Company of Canada is the registrar and transfer agent for our common shares through its principal office in Toronto, Ontario.

                                    PART III

ITEM 15 DEFAULTS UPON SENIOR SECURITIES.

      Not applicable.

ITEM 16 CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

      Not applicable.

                                     PART IV

ITEM 17 FINANCIAL STATEMENTS.

      Not applicable.

ITEM 18 FINANCIAL STATEMENTS.

      See Item 19(a).

ITEM 19 FINANCIAL STATEMENTS AND EXHIBITS.

      (a) The consolidated financial statements and related schedules together with the report thereon of PricewaterhouseCoopers LLP filed as part of this Form 20F are listed on page F-1.

      (b) See page E-1 for the Exhibit Index.

                                 MICROFORUM INC

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants........................................    F-2
Consolidated Balance Sheets as of February 28, 1999 and 1998.............    F-3
Consolidated Statements of Operations for the Years Ended February 28,
   1999, 1998 and 1997...................................................    F-4
Consolidated Statements of Changes in Stockholders' Equity for the
   Years Ended February 28, 1999, 1998 and 1997..........................    F-5
Consolidated Statements of Cash Flows for the Years Ended February 28,
   1999, 1998 and 1997...................................................    F-6
Notes to Consolidated Financial Statements...............................    F-7

Report of Independent Accountants

To the Board of Directors and Stockholders of Microforum Inc.

We have audited the consolidated balance sheets of Microforum Inc. as at February 28, 1999 and 1998 and the consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1999 and 1998 and the results of its operations and the changes in its stockholders' equity and cash flows for each of the three years then ended in accordance with generally accepted accounting principles in the United States of America.

On May 10, 1999, we reported separately to the shareholders of Microforum Inc. on financial statements for the same period, prepared in accordance with generally accepted accounting principles in Canada.


Chartered Accountants
Toronto, Canada

May 10, 1999

Microforum Inc.
Consolidated Balance Sheets
As at February 28, 1999 and 1998
(in accordance with generally accepted accounting principles in the United States of America)
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                         1999           1998
                                                                                            $              $
Assets

Current assets
Cash and cash equivalents (note 14)                                                        --      2,222,386
Accounts receivable                                                                 6,859,997      1,238,883
Inventories                                                                                --        129,222
Work-in-progress                                                                    1,378,225             --
Assets of discontinued software and hardware operations (note 3)                      150,000        300,000
Current portion of note receivable on sale of Microforum Italia s.r.l. (note 3)       100,000        100,000
Prepaid expenses and other assets                                                     215,449         37,734
                                                                                  --------------------------

                                                                                    8,703,671      4,028,225

Property and equipment (note 5)                                                     3,120,531      3,217,562

Goodwill (note 2)                                                                   6,272,830             --

Due from related parties (note 13)                                                    519,124             --

Note receivable on sale of Microforum Italia s.r.l. (note 3)                               --        100,000
                                                                                  --------------------------

                                                                                   18,616,156      7,345,787
                                                                                  ==========================

Liabilities

Current liabilities
Bank indebtedness (note 6)                                                          1,354,554             --
Accounts payable and accrued liabilities                                            5,021,828      1,352,119
Deferred revenue                                                                      106,587             --
Liabilities of discontinued software and hardware operations (note 3)                 299,860      1,384,000
Current portion of long-term debt (note 7)                                            694,655        643,794
                                                                                  --------------------------

                                                                                    7,477,484      3,379,913

Long-term debt (note 7)                                                               474,330      1,086,225

Due to stockholder (note 13)                                                          771,624             --
                                                                                  --------------------------

                                                                                    8,723,438      4,466,138
                                                                                  --------------------------

Stockholders' Equity

Common shares (note 8) - authorized unlimited;
   Issued and outstanding - 20,005,296 and 15,610,324                              28,131,818     19,467,159
Special warrants (note 8) - issued and outstanding - 4,000,000 and nil              1,488,975             --
Additional paid-in capital                                                            815,312      1,417,114
Loans to officers (note 4)                                                           (512,167)      (530,666)
Deferred expense                                                                      (55,096)      (197,435)
Accumulated deficit                                                               (19,976,124)   (17,276,523)
                                                                                  --------------------------

Total stockholders' equity                                                          9,892,718      2,879,649
                                                                                  --------------------------

                                                                                   18,616,156      7,345,787
                                                                                  ==========================

Commitments (note 10)

Microforum Inc.
Consolidated Statements of Operations
For the years ended February 28, 1999, 1998 and 1997
(in accordance with generally accepted accounting principles in the United States of America)
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                      1999           1998           1997
                                                                         $              $              $
Sales (notes 11 and 14(b))                                      29,148,575      5,230,268      5,909,928

Cost of sales                                                   19,615,902      2,741,383      5,347,289
                                                                ----------------------------------------

Gross profit                                                     9,532,673      2,488,885        562,639
                                                                ----------------------------------------

Operating expenses
General and administration                                       8,749,169      3,827,151      4,412,365
Sales and marketing                                              2,783,977      1,551,911      1,299,182
Research and development                                           662,193        666,643      1,388,454
Interest on long-term debt                                         270,635        304,633        338,531
                                                                ----------------------------------------

                                                                12,465,974      6,350,338      7,438,532
                                                                ----------------------------------------

Loss before undernoted items                                    (2,933,301)    (3,861,453)    (6,875,893)

Cost of shares issued on renegotiation of acquisition of PPL
   Marketing Services Inc.                                      (1,104,000)            --             --

Gain on sale of Gamesmania (note 3(c))                             407,700             --             --
                                                                ----------------------------------------

Loss from continuing operations before income taxes             (3,629,601)    (3,861,453)    (6,875,893)

Recovery of income taxes                                                --             --        105,123
                                                                ----------------------------------------

Loss from continuing operations                                 (3,629,601)    (3,861,453)    (6,770,770)

Recovery (loss) from discontinued software and hardware
  operations (note 3(a))                                           930,000     (4,152,422)    (3,410,546)

Loss from discontinued subsidiary - Microforum Italia s.r.l
  (note 3(b))                                                           --       (138,432)      (348,113)
                                                                ----------------------------------------

Net loss for the year                                           (2,699,601)    (8,152,307)   (10,529,429)
                                                                ========================================

Basic and diluted earnings (loss) per share (note 8(f))
From continuing operations                                           (0.22)         (0.49)         (1.50)
From discontinued operations and discontinued subsidiary              0.06          (0.54)         (0.80)
                                                                ----------------------------------------

                                                                     (0.16)         (1.03)         (2.30)
                                                                ----------------------------------------

Microforum Inc.
Consolidated Statements of Changes in Stockholders' Equity
For the years ended February 28, 1999, 1998 and 1997
(in accordance with generally accepted accounting principles in the United States of America)
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                     Common shares               Special warrants          Additional
                                               -------------------------     ------------------------         paid-in     Deferred
                                                   Number         Amount      Number of         Amount        capital      expense
                                                of shares              $       warrants              $              $            $
Balance - February 28, 1996                     3,605,000            700      1,100,000      5,252,034             --           --

Issued on initial public offering - net of
  issue costs                                   1,000,000      5,472,279             --             --             --           --
Issued on conversion of special warrants        1,100,000      5,252,034     (1,100,000)    (5,252,034)            --           --
Net loss for the year                                  --             --             --             --             --           --
                                               ------------------------------------------------------------------------------------

Balance - February 28, 1997                     5,705,000     10,725,013             --             --             --           --

Options issued to service provider                     --             --             --             --        338,460     (338,460)
Amortization of deferred expense                       --             --             --             --             --      141,025
Issued to officers for non-interest
  bearing loans                                   653,333        530,666             --             --             --           --
Issued for cash - net of issue costs                   --             --      8,000,000      5,386,275      1,725,846           --
Issued on conversion of special warrants        8,000,000      5,386,275     (8,000,000)    (5,386,275)            --           --
Exercise of stock options                         347,091      1,015,405             --             --       (647,192)          --
Issued on conversion of long-term debt            904,900      1,809,800             --             --             --           --
Net loss for the year                                  --             --             --             --             --           --
                                               ------------------------------------------------------------------------------------

Balance - February 28, 1998                    15,610,324     19,467,159             --             --      1,417,114     (197,435)

Issued on acquisition of PPL Group (note 2)     1,627,143      5,695,000             --             --             --           --
Issued on renegotiation of the terms of
  the original agreement to acquire PPL
  Marketing Services Inc. and settlement
  of promissory note (note 2)                   1,839,674      1,354,000             --             --             --           --
Exercise of stock options                         462,332      1,356,108             --             --       (881,288)          --
Issued for cash - net of issue costs                   --             --      4,000,000      1,488,975        206,025           --
Received in satisfaction of note
  receivable (note 3(b))                         (100,000)      (100,000)            --             --             --           --
Issued to directors for services rendered           7,000         22,050             --             --             --           --
Issued on conversion of trade accounts
  payable                                          58,823         50,000             --             --             --           --
Issued to officers for non-interest
  bearing loans - net of repayments and
  severance arrangements (note 4)                 500,000        287,501             --             --             --           --
Options issued to service provider                     --             --             --             --         73,461      (73,461)
Amortization of deferred expense                       --             --             --             --             --      215,800
Net loss for the year                                  --             --             --             --             --           --
                                               ------------------------------------------------------------------------------------
Balance - February 28, 1999                    20,005,296     28,131,818      4,000,000      1,488,975        815,312      (55,096)
                                               ====================================================================================


                                                Accumulated       Loans to
                                                    deficit       officers          Total
                                                          $              $              $
Balance - February 28, 1996                       1,405,213             --      6,657,947

Issued on initial public offering - net of
  issue costs                                            --             --      5,472,279
Issued on conversion of special warrants                 --             --             --
Net loss for the year                           (10,529,429)            --    (10,529,429)
                                               -------------------------------------------

Balance - February 28, 1997                      (9,124,216)            --      1,600,797

Options issued to service provider                       --             --             --
Amortization of deferred expense                         --             --        141,025
Issued to officers for non-interest
  bearing loans                                          --       (530,666)            --
Issued for cash - net of issue costs                     --             --      7,112,121
Issued on conversion of special warrants                 --             --             --
Exercise of stock options                                --             --        368,213
Issued on conversion of long-term debt                   --             --      1,809,800
Net loss for the year                            (8,152,307)            --     (8,152,307)
                                               -------------------------------------------

Balance - February 28, 1998                     (17,276,523)      (530,666)     2,879,649

Issued on acquisition of PPL Group (note 2)              --             --      5,695,000
Issued on renegotiation of the terms of
  the original agreement to acquire PPL
  Marketing Services Inc. and settlement
  of promissory note (note 2)                            --             --      1,354,000
Exercise of stock options                                --             --        474,820
Issued for cash - net of issue costs                     --             --      1,695,000
Received in satisfaction of note
  receivable (note 3(b))                                 --             --       (100,000)
Issued to directors for services rendered                --             --         22,050
Issued on conversion of trade accounts
  payable                                                --             --         50,000
Issued to officers for non-interest
  bearing loans - net of repayments and
  severance arrangements (note 4)                        --         18,499        306,000
Options issued to service provider                       --             --             --
Amortization of deferred expense                         --             --        215,800
Net loss for the year                            (2,699,601)            --     (2,699,601)
                                               -------------------------------------------
Balance - February 28, 1999                     (19,976,124)      (512,167)     9,892,718
                                               ===========================================

Microforum Inc.
Consolidated Statements of Cash Flows
For the years ended February 28, 1999, 1998 and 1997
(in accordance with generally accepted accounting principles in the United States of America)
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                          1999          1998          1997
                                                                             $             $             $
Cash provided by (used in) operating activities
Loss from continuing operations                                     (3,629,601)   (3,861,453)   (6,875,893)
Items not affecting cash
   Depreciation and amortization of capital assets                   1,204,157       909,154     1,743,171
   Amortization of goodwill                                            330,149            --            --
   Cost of shares issued on renegotiation of acquisition
      of PPL Marketing Services Inc.                                 1,104,000            --            --
   Amortization of deferred expense                                    215,800       141,025            --
   Shares issued for services rendered                                  22,050            --            --
Changes in non-cash working capital items
   Accounts receivable                                              (1,552,158)     (175,392)      260,182
   Inventories                                                        (370,625)      371,002     1,337,913
   Prepaid expenses and other assets                                   202,070        35,930       117,680
   Accounts payable and accrued liabilities                            883,567       (95,122)      223,367
   Deferred revenue                                                   (118,398)           --            --
   Income taxes payable                                               (188,459)           --            --
                                                                   ----------------------------------------

Cash used in continuing operations                                  (1,897,448)   (2,674,856)   (3,193,580)
Cash used in discontinued operations                                    (4,140)     (134,770)   (3,018,998)
                                                                   ----------------------------------------

                                                                    (1,901,588)   (2,809,626)   (6,212,578)
                                                                   ----------------------------------------

Cash provided by (used in) financing activities
Proceeds on issue of common shares - net                               580,845     7,480,334     5,472,279
Long-term debt incurred                                                     --            --     1,213,228
Long-term debt repayments                                             (737,690)   (1,126,164)     (950,345)
Due to related parties                                                (437,561)           --            --
Purchase of shares by officers                                         306,000            --            --
Proceeds on issue of special warrants                                1,488,975            --            --
Bank indebtedness assumed on acquisition of subsidiaries            (1,963,861)           --            --
Repayment of loans payable                                                  --            --      (100,000)
                                                                   ----------------------------------------

                                                                      (763,292)    6,354,170     5,635,162
                                                                   ----------------------------------------

Cash provided by (used in) investing activities
Acquisition of property and equipment - net                           (194,560)       37,010    (1,136,935)
Acquisition of subsidiaries                                           (817,500)           --            --
Settlement of note receivable                                          100,000            --            --
                                                                   ----------------------------------------

                                                                      (912,060)       37,010    (1,136,935)
                                                                   ----------------------------------------

Increase (decrease) in cash during the year                         (3,576,940)    3,581,554    (1,714,351)

Cash and cash equivalents (bank indebtedness) - Beginning of year    2,222,386    (1,359,168)      355,183
                                                                   ----------------------------------------

Cash and cash equivalents (bank indebtedness) - End of year         (1,354,554)    2,222,386    (1,359,168)
                                                                   ========================================

Supplemental information
Interest paid                                                          340,211       354,824       459,065
Income taxes paid                                                           --            --            --
Shares issued on acquisition of subsidiary                           5,695,000            --            --
Shares issued on conversion of long-term debt                               --     1,809,800            --
Shares issued on conversion of accounts payable                         50,000            --            --

Microforum Inc.
Notes to Consolidated Financial Statements
February 28, 1999, 1998 and 1997
(in accordance with generally accepted accounting principles in the United States of America)
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

1. Summary of significant accounting policies

      Consolidation

      These consolidated financial statements include the accounts of the Company and its subsidiaries, Internet Frontier Inc., a wholly owned subsidiary of the Company which was incorporated and started business on June 6, 1996 and the PPL Group of Companies (the PPL Group) (note 2).

      Inventories/work-in-progress

      Inventories are valued at the lower of cost and net realizable value. Cost is determined generally on a first-in, first-out basis.

      Work-in-progress inventory is recorded at the lower of cost and net realizable value and is comprised of billable labour production and creative material costs for ongoing projects.

      Property and equipment

      Property and equipment are recorded at cost. Depreciation is provided on computer equipment and software, duplication and packaging equipment, furniture, automotive and office equipment using the diminishing balance basis at rates of 20% - 30% per annum. Leasehold improvements are amortized using the straight-line basis over the terms of the respective leases.

      Revenue recognition

      Revenue from sale of multimedia services, Internet content and Internet services is recognized as the services are performed under the terms of the contract. Marketing programs, distribution, advertising and public relations revenues are recognized on a completed contract basis. Revenue from product sales is recognized upon shipment of the product to the customer and is net of discounts and allowances for estimated future returns.

      Use of estimates

      Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions about reported assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Management also makes estimates and judgements about future results of operations related to specific elements of the business and operating units in assessing recoverability of assets and recorded values of liabilities. Actual results could differ from those estimates.

      Foreign currency translation

      Monetary assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at average rates of exchange during the year. Gains and losses on translation are included in the consolidated statements of operations.

      Goodwill

      The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill and is amortized on a straight-line basis over twenty years. The Company evaluates the carrying value of goodwill for potential impairment on an ongoing basis. Any impairment in value of goodwill is written off against earnings in the year such impairment is recognized.

      Fair value of financial instruments

      The carrying amounts reported in the balance sheets for accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short-term maturity of those instruments. The carrying value for capital leases and term loans approximate fair value because the rates available for similar types of borrowing arrangements have not changed significantly since the Company executed those financing agreements. The carrying amounts for bank loans approximate fair value because they bear interest at variable rates. It is not practicable to estimate the fair value of amounts due to related parties due to the nature of the relationship.

      Income taxes

      Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. A valuation allowance is recognized if, based on available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

      Stock-based compensation

      The Company has adopted the disclosure provisions of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-based Compensation." The Company has elected to continue accounting for stock-based compensation issued to employees using Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (see note 8). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company's stock and the exercise price. Stock issued to non-employees has been accounted for in accordance with SFAS No. 123 and valued using the Black-Scholes model.

      Research and development

      Research and development costs are expensed as incurred.

      Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," issued by the Financial Accounting Standards Board requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. To date, no costs have been incurred following the establishment of technological feasibility, but prior to general release.

      Comprehensive income

      Effective for the fiscal years commencing December 15, 1997, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company's total comprehensive loss was the same as its net loss for the year ended February 28, 1999.

      Recent accounting pronouncements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management does not believe that the implementation of SFAS No. 133 will have any impact on the financial statements since the Company does not engage in derivative or hedging activities.

      Cash and cash equivalents

      The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

2. Acquisition of the PPL Group

      Effective March 1, 1998, the Company acquired directly and indirectly all the issued and outstanding common shares of PPL Marketing Services Inc. ("PPL"), Marshall Fenn Communications Inc. ("MFC") and Poste Haste Systems Inc., collectively, the PPL Group. The purchase price for the transaction was $6,700,000, of which $5,695,000 was paid by way of issue of 1,627,143 common shares of the Company, $502,500 was paid by way of cash, and $502,500 was paid by way of a non-interest bearing promissory note maturing six months after the closing of the transaction secured by a pledge of shares of PPL Marketing Services Inc.

      As consideration for the previous shareholder's forbearance on realizing on security of the shares of PPL Marketing Services Inc., on January 20, 1999, the Company's shareholders approved arrangements under which:

      o $250,000 of this short-term liability was converted into 339,674 common shares;
      o     the maturity date with respect to a further $252,500 of this short-term liability was extended to March 31, 2000; and
      o     1,500,000 common shares were issued to the previous shareholder.

The acquisition has been accounted for using the purchase method as follows:

                                                                        $

      Purchase price                                            6,700,000
      Fees and expenses attributable to the acquisition           315,000
                                                              -----------

      Total costs of acquisition                                7,015,000
                                                              ===========

      Net assets acquired
            Current assets                                      5,345,974
            Property and equipment and other assets             1,456,690
            Goodwill                                            6,602,979
                                                              -----------

                                                               13,405,643
      Liabilities assumed
            Bank indebtedness                                  (1,963,861)
            Current liabilities                                (3,791,899)
            Long-term and other liabilities                      (634,883)
                                                              -----------

      Net assets                                                7,015,000
                                                              ===========

      Goodwill arising on acquisition                           6,602,979
      Amortization                                               (330,149)
                                                              -----------

      Goodwill at February 28, 1999                             6,272,830
                                                              ===========

Supplemental unaudited pro forma information for the year ended February 28, 1998 is based on the individual statements of Microforum Inc. (for the year ended February 28, 1998), PPL (for the ten-month period ended February 28, 1998) and MFC (for the year ended December 31, 1997), and combine the results of operations of Microforum Inc. with PPL and MFC as if the acquisition occurred on March 1, 1997:

                                                                         $
                                                                (unaudited)

      Revenue                                                        23,297
      Net loss for the year                                          (8,016)
      Basic and diluted loss per share from continuing operations     (0.36)

3. Discontinued operations and disposals

      a. Discontinued software development/publishing and hardware distribution operations

            In accordance with its restructuring strategy, the Company discontinued wholesale distribution of hardware equipment during fiscal 1998. The Company ceased its internal development of software products June 30, 1997 and announced May 14, 1998 (the measurement date) that it would discontinue all software publishing activities.

      Selected financial information:

                                                                       1999          1998           1997
                                                                          $             $              $
      Revenue
            Software                                                839,427     4,925,409      5,721,377
            Hardware distribution                                        --       158,793      3,877,961
                                                                   -------------------------------------

                                                                    839,427     5,084,202      9,599,338
      Cost of sales and operating expenses                          117,877     8,406,265     13,009,884
                                                                   -------------------------------------

      Recovery (loss) from discontinued software
            development/publishing and hardware
            distributions before other items                        721,550    (3,322,063)    (3,410,546)

      Royalty income                                                208,450            --             --
      Estimated loss from discontinued software publishing to
            disposal date                                                --      (830,359)            --
                                                                   -------------------------------------

      Recovery (loss) from discontinued software
            development/publishing and hardware
            distribution operations                                 930,000    (4,152,422)    (3,410,546)
                                                                   =====================================

             Summary of assets and liabilities:

                                                                           1999        1998
                                                                              $           $
      Assets
            Trade accounts receivable - net of allowances               150,000     300,000
                                                                       --------------------

            Total assets attributed to discontinued operations          150,000     300,000
                                                                       ====================

      Liabilities
            Accounts payable - trade                                         --     470,000
            Accrued liabilities                                         299,860     914,000
                                                                       --------------------

            Total liabilities attributed to discontinued operations     229,860   1,384,000
                                                                       ====================

b. Sale of Microforum Italia s.r.l.

      In accordance with its restructuring strategy, the Company concluded an agreement to sell its interest in its subsidiary, Microforum Italia s.r.l., to the Company's founding stockholders for $200,000. Under the terms of the agreement, the purchasers shall tender to the Company 200,000 common shares presently held in Microforum Inc. over a two-year period expiring in September 1999. Price adjustment provisions apply in the event the purchasers elect to substitute cash in lieu of common shares otherwise due to be tendered. The purchasers were also obliged to arrange for adequate refinancing such that a $200,000 letter of credit issued by the Company in support of indebtedness incurred by Microforum Italia s.r.l. was released in full in June 1998. The purchasers acquired effective control of Microforum Italia s.r.l. and its subsidiary, Dreamware s.r.l., on July 1, 1997. During November 1998, the Company received 100,000 common shares of Microforum Inc. from the purchasers. In April 1999, the Company sold these shares for proceeds of approximately $214,000.

      Selected financial information:
                                                4 months to    12 months to
                                                   June 30,    February 28,
                                                       1997            1997
                                                          $               $

      Revenue                                       758,678         592,013
      Cost of sales, operating expenses             897,110         940,126
                                                   -------------------------

      Net loss from discontinued operations        (138,432)       (348,113)
                                                   =========================

c. Sale of Gamesmania

      In accordance with its restructuring strategy, on January 6, 1999, the Company concluded an agreement to sell its interest in its electronic magazine, Gamesmania, for approximately $413,000. Under the terms of the agreement, the Company received cash consideration of approximately $375,000 at closing, and a promissory note of approximately $38,000, which was paid approximately 90 days after the closing of the transaction.

4. Loans to officers

                                                     1999          1998
                                                        $             $

      Non-interest bearing loans                1,868,169       530,666
      Loan repayments received                   (306,000)           --
      Settlement of loan by return of shares   (1,050,002)           --
                                              -------------------------

                                                  512,167       530,666
                                              =========================

      In accordance with the terms of arrangements approved by the Company's stockholders at March 24, 1998, the Company may provide financial assistance to allow certain senior officers to exercise options and acquire common shares of the Company up to an aggregate limit of $2,000,000. Such loans totalling $512,167 at February 28, 1999 (1998 -
      $530,666) are secured by 703,333 (1998 - 653,333) common shares acquired or issued upon exercise of the granted options and, prior to amendment of the terms of such loans, were repayable on the earlier of such date that the officer disposed of his stockholdings or ceased to act as an officer of the Company.

      The terms of the loans were amended on November 6, 1998 (the valuation date) to be on a non-recourse basis and to extend the period of repayment to November 30, 2000. Future loan repayments will result in a corresponding increase in share capital. During December 1998 and January 1999, loan repayments totalling $306,000 were received from a former officer of the Company. Subsequent to year-end, the Company received repayments of $512,167 representing all loans outstanding at February 28, 1999.

      Pursuant to severance arrangements entered into with the former President and Chief Executive Officer, the Company received share certificates of the Company representing 333,334 common shares issued on April 16, 1998. Subsequent to year-end, these shares and the related promissory note were cancelled.

5.     Property and equipment

                                                                1999        1998
                                                                   $           $

      Cost
            Computer equipment and software                4,938,390   4,468,691
            Duplication and packaging equipment            1,240,744   1,023,473
            Furniture, automotive and office equipment       951,565     688,066
            Leasehold improvements                           966,410     809,753
                                                          ----------------------

                                                           8,097,109   6,989,983
                                                          ----------------------
      Less: Accumulated depreciation and amortization
            Computer equipment and software                2,809,354   2,266,523
            Duplication and packaging equipment              866,176     702,668
            Furniture, automotive and office equipment       456,110     329,509
            Leasehold improvements                           844,938     473,721
                                                          ----------------------

                                                           4,976,578   3,772,421
                                                          ----------------------

                                                           3,120,531   3,217,562
                                                          ======================

      Included in the above capital assets are assets under capital lease with a cost of $3,477,010 (1998 - $3,477,010) and accumulated depreciation of $2,309,684 (1998 - $2,017,536).

6. Bank line of credit

      The Company has a revolving line of credit for borrowings up to $3,000,000, of which $340,000 was utilized at February 28, 1999, and aggregate non-revolving loan facilities of $267,083 at February 28, 1999 (1998 - $354,472). Advances under the non-revolving loans are repayable over three years. Bank indebtedness arising from the revolving line of credit and the non-revolving loans bear interest at prime plus 1.5% and prime plus 1%, respectively. The weighted average interest rate on short-term borrowings is prime plus 1.3%. Included in the security for bank indebtedness under the revolving line of credit and the bank debt described in note 7 is a registered general assignment of book debts and a first fixed charge over the assets of the Company. The Company is subject to certain financial covenants under its loan arrangements with its banker, which requires them to maintain certain working capital and tangible net worth ratios.

7. Long-term debt

      Future minimum payments under capital lease obligations and bank loans and the present value of the minimum lease payments are as follows:

                                 Capital        Bank
                                  leases       loans       Total
                                       $           $           $

      2000                       450,000     291,228     741,228
      2001                       374,323      88,355     462,678
      2002                            --      25,000      25,000
                                 -------------------------------

      Total payments due         824,323     404,583   1,228,906
      Less: Imputed interest      59,921          --      59,921
                                 -------------------------------

                                 764,402     404,583   1,168,985
      Less: Current portion      403,427     291,228     694,655
                                 -------------------------------

      February 28, 1999          360,975     113,355     474,330
                                 ===============================

      February 28, 1998          764,401     321,824   1,086,225
                                 ===============================

a. Capital lease obligations bear interest at rates varying from 8% to 20%. Security under capital lease obligations is provided by a first fixed charge over the related capital asset. On September 18, 1997, $750,000 of capital lease obligations were converted into 375,000 common shares of the Company.

b. In addition to the non-revolving loans (note 6), included in bank loans is $137,500 (1998 - $179,500), which bears interest at 7.25%. On September 18, 1997, $359,800 of bank loan obligations were converted into 179,900 common shares of the Company.

8. Capital stock

      a.    Authorized and issued share capital

            Authorized
               Unlimited number of common shares
               Unlimited number of preference shares

            Issued capital

                                                           1999         1998
                                                              $            $

      20,005,296 (1998 - 15,610,324) common shares   28,131,818   19,467,159
      4,000,000 (1998 - nil) special warrants         1,488,975           --
                                                     -----------------------

                                                     29,620,793   19,467,159
                                                     =======================

      b.    Special warrants

            On December 2, 1998, the Company completed a private placement of 4,000,000 special warrants for gross proceeds of $2,000,000 before deducting estimated fees and expenses of $305,000. Each special warrant entitles the holder to acquire one unit consisting of one common share and one-half of one purchase warrant upon exercise of the special warrants in accordance with the terms of a special warrant indenture made as of December 2, 1998 between the Company and Montreal Trust Company of Canada, as trustee. The Company granted the agent non-assignable compensation options entitling the agent to subscribe for up to 280,000 units which will result in the issuance of up to 420,000 common shares at an exercise price of $0.52 per share at any time up to December 2, 2000. A receipt for a (final) prospectus of the Company qualifying the distribution of the common shares and common share purchase warrants was issued by the Ontario Securities Commission on March 31, 1999.

      c.    Stock option plan

            Pursuant to a plan authorized by the directors on April 1, 1996, as amended, options were granted to directors, officers, employees and other service providers, entitling the holders to purchase common shares from treasury. These options vest over a three-year period, commencing on the first anniversary of the date of grant and expire on or before the tenth anniversary of the date of grant. Option activity under the stock option plan is as follows:

                                                                    Weighted
                                                                     average
                                       Options         Options      exercise
                                    authorized     outstanding         price
                                                                           $

      Authorized                       855,000              --            --
      Granted at $6.50 (i)                  --         569,500          6.50
      Exercised                             --              --            --
      Cancelled                             --         (17,500)         6.50
                                    --------------------------

      Balance - February 28, 1997      855,000         552,000          6.50

      Authorized                            --              --            --
      Granted                               --         677,700          2.29
      Exercised                             --        (100,424)         1.15
      Cancelled                             --        (383,166)         1.69
                                    --------------------------

      Balance - February 28, 1998      855,000         746,110          2.65

      Authorized                     2,545,000              --            --
      Granted                               --       2,568,822          2.27
      Exercised                             --        (509,164)         1.85
      Cancelled                             --         (63,201)         2.77
                                    --------------------------

      Balance - February 28, 1999    3,400,000       2,742,567          1.89
                                    ==========================

      (i) In August 1997, 222,500 of these options were repriced to $1.13, representing current market value plus a 25% premium.

      The following options were outstanding at February 28, 1999:

                                                Weighted            Number
                                 Number          average        vested and
                         outstanding at        remaining    exercisable at
            Exercise       February 28,      contractual      February 28,
               price               1999     life (years)              1999
                   $

                0.60            271,494              9.6                --
                1.13            210,077              7.9           143,889
                1.24            157,500              9.9                --
                1.25            160,000              8.5            60,000
                1.30            157,333              9.3                --
                1.35            138,500              9.3                --
                2.35            105,000              9.9                --
                2.45            203,000              9.7                --
                3.15            770,663              9.1            45,000
                3.50            375,000              9.1                --
                4.90            119,000              8.7            39,667
                6.50             75,000              3.5            50,000
                             ----------                           --------

                              2,742,567                            338,556
                             ==========                           ========

      SFAS 123

      The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plan, which are described below. Had compensation cost for the company's stock option plans been determined based on the fair market value at the grant dates for awards under the Plan consistent with the method provided by SFAS No. 123, Accounting for Stock-based Compensation, the Company's net loss would have been increased to the following pro forma amounts for the years ended February 28, 1997 to 1999:

                                                                       1999           1998           1997
                                                                          $              $              $
           Net loss - as reported                                (2,699,601)    (8,152,307)   (10,529,429)
           Net loss - pro forma                                  (3,587,359)    (8,527,009)   (10,615,838)
           Basic and fully diluted loss per share - pro forma         (0.21)         (1.08)         (2.32)

      The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following weighted-average assumptions: dividend yield - nil, risk-free interest rate - 4.34%, expected volatility - 75%, expected option term - 3 years. The fair value of options issued to non-employees (notes 8(d) and 8(e)) is estimated using the same assumptions adjusted to reflect a legal life of two years.

      d.    Underwriters' compensation options

                                                                        Weighted
                                                                         average
                                                               Number   exercise
                                                           of options      price
                                                                               $
            Granted in connection with special warrants
               issued September 1997                          800,000       1.05
            Exercised                                        (300,000)      1.05
                                                            ---------

            Balance - February 28, 1998                       500,000       1.05

            Granted in connection with special warrants
               issued December 1998                           420,000       0.52
            Exercised                                        (400,000)      1.05
                                                            ---------

            Balance - February 28, 1999                       520,000       0.62
                                                            =========

            The fair value of the 420,000 (1998 - 800,000) compensation options granted is $206,025 (1998 - $1,725,846) which has been recorded as a cost of issue.

      e.    Service provider's options

                                                                    Weighted
                                                                     average
                                                     Number         exercise
                                                 of options            price
                                                                           $

            Granted - September 1997 (i)            300,000             3.60
                                                   --------

            Balance - February 28, 1998             300,000             3.60

            Granted - November 1998 (ii)            200,000             0.85
            Exercised                               (50,000)            0.85
                                                   --------

            Balance - February 28, 1999             450,000             2.68
                                                   ========

      i. These options expire in September 1999 and were issued in connection with investor relation services to be rendered from September 1997 to 1998. The fair value of these options is $338,460.

      ii. These options expire in November 2000 and were issued in connection with investor relation services from November 1998 to 1999. The fair value of these options is $73,461.

      iii. An expense of $215,800 (1998 - $141,025) has been recorded in connection with the services noted above.

      f.    Basic and diluted net earnings (loss) per share

            The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share". Under the provisions of SFAS No. 128, basic net earnings (loss) per share is computed by dividing the net earnings (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of special warrants are included in the diluted net loss per share computation to the extent such shares are dilutive.

            Net earnings (loss) per share are calculated using a weighted average number of outstanding common shares of 16,690,528 (1998 - 7,931,100; 1997 - 4,572,329).

9. Income taxes

      The Company has approximately $22.7 million of non-capital losses available to reduce future years' taxable income that expire as follows:

                                          $

       2003                         300,000
       2004                       8,600,000
       2005                       9,300,000
       2006                       4,500,000
                                -----------

                                 22,700,000
                                ===========

      Significant components of the Company's deferred taxes as of February 28, 1997 to 1999 are as follows:

                                          1999           1998           1997
                                             $              $              $

      Deferred tax assets
         Tax loss carry-forwards    10,129,000      8,121,000      3,971,000
         Property and equipment        175,000             --             --
                                   -----------------------------------------

                                    10,304,000      8,121,000      3,971,000

      Deferred tax liability
         Property and equipment             --        (35,000)      (122,000)
                                   -----------------------------------------

      Net deferred tax assets       10,304,000      8,086,000      3,849,000
      Valuation allowance          (10,304,000)    (8,086,000)    (3,849,000)
                                   -----------------------------------------

      Net deferred taxes                    --             --             --
                                   =========================================

      The Company has established valuation allowances equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the company's lack of earnings history and the risk that taxable income may not be generated during the carry-forward period.

      The Company's provisions for income taxes differ from the expected tax benefit amounts computed by applying the statutory income tax rate of 44.62% to income before income taxes primarily as a result of the valuation allowances.

10. Operating lease commitments

      The Company has entered into operating leases for premises and equipment with annual rentals as follows:

                                               $

        2000                             845,000
        2001                             653,000
        2002                             245,000
        2003                             130,000
        2004                             117,000

11. Segmented information

      The Company has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The accounting policies of the segments are the same as those described in note 1. For the years ended February 28, 1998 and 1997, the Company's continuing operations were in one segment being Internet and multimedia services. For the year ended February 28, 1999, the Company's continuing operations are in three distinct segments as reported below, which do not include any information with respect to Software Guaranty Inc. (note 14(b)).

      The Company is an e-commerce applications, content, technology service corporation providing a broad range of e-commerce, creative and database marketing services to a list of recognized North American based clients. The Company has redirected its strategic focus to become a total response, Internet based commerce and strategic marketing organization.

      The Company operates in the following areas: e-commerce and related software development, Web design, leading-edge animation, video and digital design, strategic marketing, direct marketing, contest and incentive programs, special event management, telemarketing, warehousing, distribution and fulfillment services, advertising, public relations, database development and management, lettershop and variable imaging, CD-ROM and disc duplication.

                                                    Marketing     Advertising       Internet
                                                     programs             and            and
                                                          and          public     multimedia     Reconciling
                                                 distribution       relations       services           items          Total
                                                            $               $              $               $              $
      Sales                                        15,641,192       8,470,673      5,380,551        (343,841)    29,148,575
      Operating and other expenses                 16,684,692       8,589,973      7,847,352        (343,841)    32,778,176
                                                 --------------------------------------------------------------------------

      Loss from continuing operations              (1,043,500)       (119,300)    (2,466,801)             --     (3,629,601)
                                                 --------------------------------------------------------------------------

      Identifiable assets from continuing
            operations                              6,965,628       2,387,267      4,270,615       4,742,646     18,366,156
                                                 ==========================================================================

      The Company operates predominantly in Canada.

12. Concentration of credit risk

      For the year ended February 28, 1999, the Company earned a significant portion of its marketing, program and distribution revenue from two customers. As at February 28, 1999, approximately 43% and 9% of the accounts receivable balance and 34% and 21% of revenues for the year then ended were derived from these two customers, respectively.

13. Related party transactions

      Amounts due from/to related parties are detailed as follows as at February 28, 1999:

                                                                          $

          Due from related parties
                Due from Elliot & Andrews Studios Inc. (a)          370,000
                Due from Tribco Communications Group Inc. (b)       149,124
                                                                  ---------

                                                                    519,124
                                                                  ---------

          Due to related party
                Due to stockholder (c)                              771,624
                                                                  =========

      The companies in (a) and (b) are ultimately controlled by a former controlling stockholder of the PPL Group who is an officer, director and stockholder of the Company. All amounts are non-interest bearing and due on demand. The Company does not expect to demand payment within the next twelve months.

      Amounts due to the stockholder in (c) are non-interest bearing and due on demand except for $252,500 (note 2). The stockholder has indicated that he will not demand repayment of balances due on demand within the next twelve months.

14. Subsequent events

      a. On March 8, 1999, the Company completed a private placement of 2,891,739 special warrants for gross proceeds of $3,325,500 before deducting estimated fees and expenses of $425,000. Each special warrant entitles the holder to acquire one common share in accordance with the terms of a special indenture made as of March 8, 1999 between the Company and Montreal Trust Company of Canada, as trustee. The Company granted the agents non-assignable compensation options entitling the agents to subscribe for in the aggregate up to 202,422 common shares at an exercise price of $1.38 per share at any time on or before March 8, 2001. In the event that a receipt for a final prospectus of the Company qualifying the issuance of the common shares is not issued by the Ontario Securities Commission by July 6, 1999, each special warrant shall entitle the holder thereof to acquire 1.05 common shares (in lieu of one common share) for no additional consideration.

      b. On March 9, 1999, the Company acquired all the issued and outstanding common shares of Software Guaranty Inc. The price of the transaction, which will be accounted for using the purchase method, was determined with reference to the balance sheet at November 30, 1998, and was $3,126,000, of which $2,250,000 was paid by way of cash and $876,000 was paid by way of common shares of the Company.

                                                                              $

               Purchase price                                         3,126,000
               Fees and expenses attributable to the acquisition         37,500
                                                                     -----------

                                                                      3,163,500
                                                                     ==========

               Net assets acquired
                     Current assets                                   1,649,000
                     Capital assets                                     297,000
                     Goodwill and other intangible assets             2,164,500
                                                                     -----------

                                                                      4,110,500
               Liabilities assumed                                     (947,000)
                                                                     -----------

                                                                      3,163,500
                                                                     ==========

      The following table reflects the results of Software Guaranty Inc. for the year ended February 28, 1999, which are not included in the results of the Company for the year ended February 28, 1999:

                                                                Three-month
                                         Nine-month period     period ended
                                        ended November 30,     February 28,
                                                      1998             1999        Total
                                                         $                $            $
            Revenue                              1,460,007          909,913    2,369,920
                                        ================================================

            Net income for the period               49,477           80,456      129,933
                                        ================================================

      c. On May 10, 1999, the Company completed a private placement of 3,100,000 special units for gross proceeds of $20,150,000. Each special unit entitles the holder to acquire one common share and one-half of one common share purchase warrant for no additional consideration. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share at an exercise price of $10 per common share until September 10, 2000. The Company granted the agent non-assignable compensation options entitling the agent to subscribe for 310,000 special units at an exercise price of $6.50 per unit at any time on or before November 10, 2000. In the event that a receipt for a final prospectus of the Company qualifying the issuance of the common shares is not issued by the Ontario Securities Commission by July 9, 1999, each special unit shall entitle the holder thereof to acquire 1.10 special units for no additional consideration.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MICROFORUM INC.


                                       By: /s/ Howard A. Pearl
                                           _____________________________________
                                           Howard A. Pearl
                                           President and Chief Executive
                                            Officer


      Date: August 13, 1999


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                                  EXHIBIT INDEX

1.1     Articles of Incorporation of Microforum

1.2     By-Laws of Microforum

*3.1 Share Purchase Agreement dated April 3, 1998 between Microforum and the selling shareholders relating to the sale of the issued and outstanding shares of Tribco Group.

*3.2 Share Purchase Agreement dated April 3, 1998 between Microforum and Howard Pearl relating to the sale of the issued and outstanding shares of Clubhouse Communications Inc.

*3.3 Severance Agreement dated as of November 11, 1998 between Microforum and Eric H. Winston.

*3.4 Secured Non-Recourse Promissory Note dated as of November 11, 1998 between Microforum and Eric H. Winston.

*3.5 Release of Howard Pearl dated December 2, 1998 and Extension Agreement and Release dated February 4, 1999.

*3.6 Agency Agreement dated December 2, 1998 between Microforum and Taurus Capital Markets Ltd.

*3.7 Special Warrant Indenture dated December 2, 1998 between Microforum and Montreal Trust Company of Canada.

*3.8 Compensation Option Agreement between Microforum and Taurus Capital Markets Ltd. dated December 2, 1998.

*3.9 Offer to Finance dated December 4, 1998 between Microforum and a Canadian Schedule "A" Bank relating to a proposed credit facility.

*3.10 Agreement of Purchase and Sale dated January 5, 1999 between Microforum and CryptoLogic Inc.

*3.11 Agency Agreement dated March 8, 1999 between Microforum, Taurus Capital Markets Ltd. and Kearns Capital Limited.

*3.12 Special Warrant Indenture dated March 8, 1999 between Microforum and Montreal Trust Company of Canada.

*3.13 Compensation Warrant Certificates and Related Compensation Option Agreements between Microforum, Taurus Capital Markets Ltd. and Kearns Capital Limited, dated March 8, 1999.

*3.14 Share Purchase Agreements dated March 9, 1999 between Microforum, Software Guaranty Inc., Nelson Lin and certain minority shareholders.

*3.15 Consultant's Warrant Certificate dated May 28, 1999 and Consultant's Option Agreement between Microforum and Investor Relations Group (Ontario) Inc..

*3.16 Underwriting Agreement dated May 10, 1999 between Microforum, Yorkton Securities Inc., Taurus Capital Markets Ltd. and Kearns Capital Limited and Canaccord Capital Corporation.


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*3.17   Special Unit Indenture dated May 10, 1999 between Microforum and
        Montreal Trust Company of Canada.

*3.18 Common Share Purchase Warrant Indenture dated May 10, 1999 between Microforum and Montreal Trust Company of Canada.

*3.19 Compensation Warrant Certificates and Related Compensation Option Agreements between Microforum, Yorkton Securities Inc., Taurus Capital Markets Ltd., Kearns Capital Limited and Canaccord Capital Corporation dated May 10, 1999.

*3.20   Memorandum of Agreement between Ford Canada and PPL dated May 1, 1997.

*3.21   Agency Agreement between CasinoRama and Marshall Fenn dated April 17,
        1999.

*3.22   Warrant Certificate and Option Agreement between Microforum and Quartet.

*3.23 Share Purchase Agreement dated August 5, 1999 among Microforum and the selling shareholders of Q-Inter.

* To be filed by amendment.


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